  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 1996.

                                                 REGISTRATION NO. 333-3558
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                                  P-COM, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ---------------
               DELAWARE                              77-0289371
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)
                         3175 S. WINCHESTER BOULEVARD
                          CAMPBELL, CALIFORNIA 95008
                                (408) 866-3666
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ---------------
                               GEORGE P. ROBERTS
         CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  P-COM, INC.
                         3175 S. WINCHESTER BOULEVARD
                          CAMPBELL, CALIFORNIA 95008
                                (408) 866-3666
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)
                               ---------------
                                  COPIES TO:
        WARREN T. LAZAROW, ESQ.                 ALAN K. AUSTIN, ESQ.
        H. RICHARD HUKARI, ESQ.                  BRIAN C. ERB, ESQ.
        MICHAEL C. DORAN, ESQ.                 CARLA J. GARRETT, ESQ.
                                         WILSON, SONSINI, GOODRICH & ROSATI,
        PETER C. KU, ESQ.                               P.C.
    BROBECK, PHLEGER & HARRISON LLP
            2200 GENG ROAD                       650 PAGE MILL ROAD
      PALO ALTO, CALIFORNIA 94303         PALO ALTO, CALIFORNIA 94304-1050
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                       PROPOSED         PROPOSED
                                                        MAXIMUM          MAXIMUM        AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES    AMOUNT TO BE   OFFERING PRICE      AGGREGATE      REGISTRATION
        TO BE REGISTERED           REGISTERED(1)(2) PER SHARE(1)(2) OFFERING PRICE(2)   FEE(2)(3)
- ---------------------------------------------------------------------------------------------------
Common Stock, $0.0001
par value..............               2,300,000         $23.625        $54,337,500      $18,737.07

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

(1) Includes 300,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) based on a per share price of $23.625, the average of the high and low sale prices per share of the Company's Common Stock on May 14, 1996.

(3) A registration fee of $13,879.31 was previously paid on April 16, 1996 in connection with the filing of the Registration Statement with the Commission to register 2,012,500 shares.
                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY
                               ITEMS OF FORM S-3

                          FORM S-
         3 REGISTRATION STATEMENT ITEM AND HEADING           LOCATION IN PROSPECTUS
         -----------------------------------------           ----------------------
  1. Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....... Outside Front Cover Page; Additional
                                                     Information
  2. Inside Front and Outside Back Cover Pages of
      Prospectus................................... Inside Front Cover Page
  3. Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges................. Summary; Risk Factors
  4. Use of Proceeds............................... Summary; Use of Proceeds
  5. Determination of Offering Price............... Outside Front Cover Page; Underwriting
  6. Dilution...................................... Not Applicable
  7. Selling Security Holders...................... Principal and Selling Stockholders
  8. Plan of Distribution.......................... Outside Front Cover Page; Underwriting
  9. Description of Securities to be Registered.... Summary; Capitalization;
                                                     Description of Capital Stock
 10. Interests of Named Experts and Counsel........ Legal Matters
 11. Material Changes.............................. Not Applicable
 12. Incorporation of Certain
      Information by Reference..................... Incorporation of Certain Documents By
                                                     Reference
 13. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities.................................. Not Applicable

                 SUBJECT TO COMPLETION, DATED MAY 16, 1996

                                 [LOGO TO COME]

                             2,000,000 SHARES

                                  COMMON STOCK

  Of the 2,000,000 shares of Common Stock offered hereby, 1,830,000 shares are being issued and sold by P-COM, Inc. ("P-COM" or the "Company") and 170,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. On May 15, 1996, the last reported sale price of the Company's Common Stock as reported on the Nasdaq National Market was $26.00 per share. See "Price Range of Common Stock." The Common Stock is quoted on the Nasdaq National Market under the symbol "PCMS."

                                   ---------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                         SEE "RISK FACTORS" AT PAGE 7.

                                   ---------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY  OR
    ADEQUACY OF THIS  PROSPECTUS. ANY  REPRESENTATION TO THE  CONTRARY IS  A
     CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                 UNDERWRITING                      PROCEEDS TO
                                   PRICE        DISCOUNTS AND     PROCEEDS TO        SELLING
                                 TO PUBLIC       COMMISSIONS       COMPANY(1)      STOCKHOLDERS
- -----------------------------------------------------------------------------------------------
Per Share..................        $                $                $                $
- -----------------------------------------------------------------------------------------------
Total(2)...................        $                $                $                $
- -----------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) Before deducting expenses payable by the Company, estimated at $725,000.

(2) The Company and one Selling Stockholder have granted to the Underwriters a 30-day option to purchase up to an additional 300,000 shares of Common Stock in the aggregate solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds to Selling Stockholders will be $      , $      , $       and
    $      , respectively.

                                   ---------

  The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens
& Company"), San Francisco, California, on or about       , 1996.

ROBERTSON, STEPHENS & COMPANY

             PAINEWEBBER INCORPORATED

                                              PRUDENTIAL SECURITIES INCORPORATED

                  The date of this Prospectus is       , 1996.
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices: Seven World Trade Center, 13th Floor, New York, New York 10048; and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference except as superceded or modified herein: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on May 20, 1996; (iii) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on January 12, 1995, as amended on February 16, 1995; (iv) the Company's Report on Form 10-C filed with the Commission on October 30, 1995; and (v) all other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference (other than exhibits to such information, unless such exhibits are specifically incorporated by reference into the information this Prospectus incorporates). Requests should be directed to P-COM, Inc., 3175 S. Winchester Boulevard, Campbell, California 95008, Attention: Michael J. Sophie, Chief Financial Officer, Vice President, Finance and Administration and Controller or by telephone at (408) 866-3666.


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS, IF ANY, OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Summary...................................................................    4
Risk Factors..............................................................    7
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   17
Price Range of Common Stock...............................................   18
Capitalization............................................................   19
Selected Consolidated Financial Data......................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   29
Management................................................................   45
Principal and Selling Stockholders........................................   48
Description of Capital Stock..............................................   50
Underwriting..............................................................   52
Legal Matters.............................................................   53
Experts...................................................................   53
Additional Information....................................................   53
Index to Consolidated Financial Statements................................  F-1

                               ----------------


  The Company has a Federal trademark application pending for Tel-Link. This Prospectus also includes trademarks of other companies.

                                    SUMMARY

  This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in or incorporated by reference into this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated in such forward-looking statements. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and Financial Statements and Notes thereto, appearing elsewhere in, or incorporated by reference into, this Prospectus.

                                  THE COMPANY

  P-COM, Inc. (referred to herein, together with its wholly-owned subsidiaries, as "P-COM" or the "Company") designs, manufactures and markets short-haul millimeter wave radio systems for use in the worldwide wireless telecommunications market. The Company's Tel-Link systems are used as digital links by network operators to interconnect cellular or personal communications services ("PCN/PCS") base stations with mobile switching centers and are used by local telephone companies ("telcos") to provide voice and data services to their customers. The integrated architecture and high software content of the Company's systems are designed to offer cost-effective, high-performance products with a high degree of flexibility and functionality.

  Cellular service has been one of the faster growing segments of the wireless telecommunications market. The United States Department of Commerce estimates that there were approximately 52 million cellular subscribers worldwide as of the end of 1994, as compared to approximately 33 million as of the end of 1993. Microcellular architectures are being implemented by existing and new cellular providers to accommodate increased subscribers and improve service levels on existing networks, as well as to build new cellular networks that will be capable of offering increased voice and data services. In the market for local telephone services ("local loop"), the shift toward deregulation has for the first time allowed multiple providers of these services to operate within one geographic region. Many new service providers that lack wired infrastructure are using wireless systems to deliver local loop services. Millimeter wave radio systems are typically less expensive and operate in less crowded frequency bands than traditional microwave systems and are therefore generally more cost effective for these short-haul applications.

  P-COM's Tel-Link wireless radios utilize a common architecture for systems in multiple millimeter wave frequencies, including 15 GHz, 23 GHz, 38 GHz and 50 GHz. The Company's systems are designed to be highly reliable, cost effective and simple to install and maintain. Software embedded in the Company's systems allows the user to easily configure and adjust system settings such as frequency, power and capacity with minimal manual tuning and mechanical adjustments. The Company also markets a full line of Windows-based software products that are complementary to its systems as sophisticated diagnostic, maintenance and system configuration tools.

  The Company's systems are sold internationally through strategic partners, system providers, OEMs and distributors as well as directly to end-users, and domestically primarily through its direct sales force. The Company's customers include Advanced Radio Technologies Corporation (now known as Advanced Radio Telecom Corp. and referred to herein as "ART"), Bosch Telecom GmbH, China Magnetic Recording Corporation, Elettronica Industriale S.p.A., Grupo Iusacell S.A. de C.V., International Communication Technologies, Inc., Lucent Technologies, Inc. (including the entities formerly known as AT&T Network Systems Deutschland GmbH and AT&T Network Systems Nederland BV), Mercury Communications Ltd., Mercury Personal Communications, Norweb plc, Orange Personal Communications Ltd., Pacific Bell Mobile Services, Siemens Telecomunicazioni S.p.A. (now known as Italtel and referred to herein as "Siemens"), Southwestern Bell Technology Resources, Inc. and WinStar Wireless, Inc. ("Winstar").

  On April 15, 1996, the Company entered into a definitive agreement to acquire a 51% interest in Geritel, S.p.A. ("Geritel"), a Tortona, Italy based manufacturer of telecommunications equipment, with additional operations in France. Pursuant to the agreement, the Company will make an initial cash payment of $1.0 million, with an additional $1.3 million to be paid over the four quarters following the acquisition. In connection with this transaction, the Company was also granted a two-year option to acquire an additional 16% of the equity capital of Geritel on terms specified in the agreement. Geritel develops, sells and installs microwave transmission systems and owns mountain top sites for antenna locations.

  The Company was incorporated under the laws of the State of Delaware on August 23, 1991. Its executive offices are located at 3175 S. Winchester Boulevard, Campbell, California 95008, and its telephone number is (408) 866-3666.

                                  THE OFFERING

Common Stock Offered by the
Company........................  1,830,000 shares
Common Stock Offered by the
Selling Stockholders...........    170,000 shares
Common Stock Outstanding after
the Offering................... 18,621,129 shares(1)
Use of Proceeds................ For working capital, general corporate purposes and potential acquisitions.
Nasdaq National Market Symbol.. PCMS

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                 THREE MONTHS
                                      YEAR ENDED DECEMBER 31,   ENDED MARCH 31,
                                      ------------------------- ----------------
                                       1993     1994     1995    1995     1996
                                      -------  -------  ------- -------  -------
STATEMENT OF OPERATIONS DATA:
Sales................................ $   738  $ 9,238  $42,805 $ 4,346  $17,552
Gross profit.........................       8    3,729   18,232   1,754    7,127
Total operating expenses.............   6,406   10,302   15,822   3,009    5,623
Income (loss) from operations........  (6,398)  (6,573)   2,410  (1,255)   1,504
Net income (loss)....................  (6,386)  (6,680)   2,585  (1,312)   1,358
Net income (loss) per share..........          $ (0.59) $  0.16 $ (0.10) $  0.08
                                               =======  ======= =======  =======
Weighted average common and common
 equivalent shares (2)...............           11,376   16,246  12,618   17,567
                                               =======  ======= =======  =======

                                                             MARCH 31, 1996
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(3)
                                                         -------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents............................... $ 5,433     $ 49,671
Working capital.........................................  33,125       77,363
Total assets............................................  61,509      105,747
Accumulated deficit..................................... (11,579)     (11,579)
Stockholders' equity....................................  43,584       87,822

- --------
(1) Based on the number of shares outstanding at March 31, 1996. Excludes a total of 1,561,324 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding options at March 31, 1996. Also excludes a total of 86,077 additional shares of Common Stock reserved for future issuance pursuant to the Company's 1995 Stock Option/Stock Issuance Plan ("SOP") and the Company's Employee Stock Purchase Plan ("ESPP") at March 31, 1996. Subsequent to March 31, 1996, the Company issued 19,845 shares pursuant to the exercise of outstanding options. In addition, subsequent to March 31, 1996, the Company's stockholders will vote on an increase of shares available for issuance under the SOP of an additional 800,000 shares and an increase of shares available for issuance under the ESPP of an additional 100,000 shares.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method of calculation.

(3) Adjusted to reflect the sale of 1,830,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

  Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised, and all share and per share data have been adjusted to reflect the two-for-one forward stock split effected through a 100% stock dividend paid by the Company on October 27, 1995. See "Underwriting."

                                 RISK FACTORS

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in, or incorporated by reference into, this Prospectus. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company's business before purchasing shares of the Company's Common Stock offered hereby.


LIMITED OPERATING HISTORY; HISTORY OF SIGNIFICANT LOSSES

  The Company was founded in August 1991 and was in the development stage until October 1993 when it began commercial shipments of its first product. From inception to the end of the first quarter of fiscal 1996, the Company generated a cumulative net loss of approximately $11.6 million. From October 1993 through March 31, 1996, the Company generated sales of approximately $70.3 million, of which $60.4 million, or 86% of such amount, was generated in the year ended December 31, 1995 and the first quarter of 1996. The Company does not believe recent growth rates are indicative of future operating results. Due to the Company's limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future. During 1995 and the first quarter of 1996, both the Company's sales and operating expenses (particularly research and development expenses to support new product development) increased more rapidly than the Company had anticipated. There can be no assurance that the Company's revenues will continue to remain at or increase from the levels experienced in 1995 or in the first quarter of 1996 or that sales will not decline. The Company intends to continue to invest significant amounts in its operations, particularly to support product development and the marketing and sales of recently introduced products, and operating expenses will continue to increase significantly in absolute dollars. If the Company's sales do not correspondingly increase, the Company's results of operations would be materially adversely affected. Accordingly, although the Company achieved breakeven profitability for the first time in the quarter ended June 30, 1995, yearly profitability for the first time for the year ended December 31, 1995 and profitability for the first quarter of 1996, there can be no assurance that the Company will achieve profitability in future periods. The Company is subject to all of the risks inherent in the operation of a new business enterprise, and there can be no assurance that the Company will be able to successfully address these risks. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SIGNIFICANT CUSTOMER CONCENTRATION

  To date, approximately thirty customers have accounted for all of the Company's sales. In 1994, four customers accounted for 62% of the Company's sales. For 1995, five customers accounted for 89% of the Company's sales, and as of December 31, 1995, seven customers accounted for a substantial majority of the Company's backlog scheduled for shipment in the twelve months subsequent to December 31, 1995. During the first quarter of 1996, four customers accounted for 68% of the Company's sales, and as of March 31, 1996, four customers accounted for 97% of the Company's backlog scheduled for shipment in the twelve months subsequent to March 31, 1996. The Company anticipates that it will continue to sell its radio systems to a changing, but still relatively small, group of customers. Some of the Company's customers that are implementing new networks are at early stages of development and may require additional capital to fully implement their planned networks. The Company's ability to achieve sales in the future will depend in significant part upon its ability to obtain and fulfill orders from, maintain relationships with and provide support to, existing and new customers, to manufacture systems on a timely and cost-effective basis and to meet stringent customer performance and other requirements and shipment delivery dates, as well as the condition and success of its customers. As a result, any cancellation, reduction or delay in orders by or shipments to any customer, as a result of manufacturing or supply difficulties or otherwise, or the inability of any customer to finance its purchases of the Company's radio systems may materially adversely affect the

Company's business, financial condition and results of operations. There can be no assurance that the Company's sales will increase in the future or that the Company will be able to support or attract customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Customers."

SIGNIFICANT FLUCTUATIONS IN RESULTS OF OPERATIONS

  The Company has experienced and may in the future continue to experience significant fluctuations in sales, gross margins and operating results. The procurement process for most of the Company's current and potential customers is complex and lengthy, and the timing and amount of sales is difficult to predict reliably. In addition, a single customer's order scheduled for shipment in a quarter can represent a significant portion of the Company's potential sales for such quarter. The Company has at times failed to receive expected orders, and delivery schedules have been deferred as a result of changes in customer requirements, among other factors. As a result, the Company's operating results for a particular period have in the past been and may in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce actual costs to the extent anticipated or an increase in anticipated costs before shipment could materially adversely affect the gross margins for such order, and as a result, the Company's results of operations. Moreover, at least a majority of the Company's backlog scheduled for shipment in the twelve months subsequent to March 31, 1996 can be canceled since orders are often made substantially in advance of shipment, and the Company's contracts typically provide that orders may be canceled with limited or no penalties. As a result, backlog is not necessarily indicative of future sales for any particular period. Furthermore, most of the Company's sales in recent quarters have been realized near the end of such quarter. Accordingly, a delay in a shipment near the end of a particular quarter, as the Company has experienced in recent periods, due to, for example, an unanticipated shipment rescheduling, a cancellation or deferral by a customer, competitive or economic factors, unexpected manufacturing or other difficulties, delays in deliveries of components, subassemblies or services by suppliers (one of which, SPC Electronics Corp., is located in Japan and has caused delays of its deliveries to the Company), or the failure to receive an anticipated order, may cause sales in a particular quarter to fall significantly below the Company's expectations and may materially adversely affect the Company's operating results for such quarter.

  A large portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer or cancel purchases of the Company's systems, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that have caused and may continue to cause the Company's sales, gross margins and results of operations to vary significantly from period to period include: new product introductions and enhancements, including related costs; the Company's ability to manufacture and produce sufficient volumes of systems and meet customer requirements; manufacturing capacity, efficiencies and costs; mix of systems and related software tools sold; operating and new product development expenses; product discounts; changes in pricing by the Company, its customers or suppliers; inventory obsolescence; natural disasters; seasonality; market acceptance and the timing of availability of new products by the Company or its customers; acquisitions, including costs and expenses; usage of different distribution and sales channels; fluctuations in foreign currency exchange rates; delays or changes in regulatory approval of its systems; warranty and customer support expenses; customization of systems; and general economic and political conditions. In addition, the Company's results of operations have been and will continue to be influenced significantly by competitive factors, including the pricing and availability of, and demand for, competitive products. The Company expects to continue to expend significant resources with respect to the development, any ramp-up of production and anticipated commercial shipments of its newest products and expects its gross margins to be adversely affected due to the start-up inefficiencies associated with these products, among many other factors. All of the above factors are difficult for the Company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock may be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON CONTRACT MANUFACTURERS; RELIANCE ON SOLE OR LIMITED SOURCES OF SUPPLY

  The Company's internal manufacturing capacity is very limited. The Company utilizes contract manufacturers such as Celeritek, Remec, Inc., Sanmina Corporation, SPC Electronics Corp. and Senior Systems Technology Inc. to produce its systems, components and subassemblies and expects to continue to rely increasingly on these and other manufacturers in the future. The Company also relies on outside vendors to manufacture certain other components and subassemblies. Certain necessary components, subassemblies and services necessary for the manufacture of the Company's systems are obtained from a sole supplier or a limited group of suppliers. In particular, Aethera, Inc., Celeritek, MilliWave, MIZAR, S.p.A. and Xilinx, Inc. each are sole or limited source suppliers for critical components used in the Company's radio systems. There can be no assurance that the Company's internal manufacturing capacity and that of its contract manufacturers will be sufficient to fulfill the Company's orders. Failure to manufacture, assemble and ship systems and meet customer demands on a timely and cost-effective basis could damage relationships with customers and have a material adverse effect on the Company's business, financial condition and operating results.

  The Company's reliance on contract manufacturers and on sole or a limited group of suppliers and the Company's increasing reliance on contract manufacturers and suppliers involves several risks, including a potential inability to obtain an adequate supply of finished radio systems and required components and subassemblies, and reduced control over the price, timely delivery, reliability and quality of finished radio systems, components and subassemblies. The Company does not have long-term supply agreements with most of its manufacturers or suppliers. Manufacture of the Company's radio systems and certain of these components and subassemblies is an extremely complex process, and the Company has from time to time experienced and may in the future continue to experience delays in the delivery of and quality problems with radio systems and certain components and subassemblies from vendors. Certain of the Company's suppliers have relatively limited financial and other resources. Any inability to obtain timely deliveries of components and subassemblies of acceptable quality or any other circumstance that would require the Company to seek alternative sources of supply, or to manufacture its finished radio systems or such components and subassemblies internally, could delay the Company's ability to ship its systems, which could damage relationships with current or prospective customers and have a material adverse effect on the Company's business, financial condition and operating results. See "Business--Manufacturing."

NO ASSURANCE OF SUCCESSFUL EXPANSION OF OPERATIONS; MANAGEMENT OF GROWTH

  Recently, the Company has significantly increased the scale of its operations to support the increases in its sales levels that have occurred and to address critical infrastructure and other requirements. This increase has included the leasing of new space, the opening of branch offices in the United Kingdom and Germany, the pending acquisition of a majority interest in Geritel, significant investments in research and development to support product development, including the new products recently introduced, and the hiring of additional personnel, including in sales and marketing, manufacturing and operations and finance and has resulted in significantly higher operating expenses. The Company anticipates that its operating expenses will continue to increase significantly. If the Company's sales do not correspondingly increase, the Company's results of operations would be materially adversely affected. See "-- Limited Operating History; History of Significant Losses." Expansion of the Company's operations has caused and is continuing to impose a significant strain on the Company's management, financial, manufacturing and other resources. The Company's ability to manage the recent and any possible future growth, should it occur, will depend upon a significant expansion of its manufacturing, accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company must successfully manage the transition to higher internal and external volume manufacturing, including the establishment of adequate facilities, the control of overhead expenses and inventories, the development, introduction, marketing and sales of new products, the management and training of its employee base and the monitoring of its third party manufacturers and suppliers. Although the Company has substantially increased the number of its manufacturing personnel and significantly expanded its internal and external manufacturing capacity, there can be no assurance that the Company will not experience manufacturing or other delays or problems that could materially adversely affect the Company's business, financial condition or results of operations.

  In this regard, any significant sales growth will be dependent in significant part upon the Company's expansion of its manufacturing, marketing, sales and customer support capabilities. This expansion will continue to require significant expenditures to build the necessary infrastructure. There can be no assurance that the Company's attempts to expand its manufacturing, marketing, sales and customer support efforts will be successful or will result in additional sales or profitability in any future period. As a result of the expansion of its operations and the significant increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company may continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

DECLINING AVERAGE SELLING PRICES

  The Company believes that average selling prices and gross margins for its systems will decline in the long term as such systems mature, as volume price discounts in existing and future contracts take effect and as competition intensifies, among many other factors. To offset declining average selling prices, the Company believes that it must successfully introduce and sell new systems on a timely basis, develop new products that incorporate advanced software and other features that can be sold at higher average selling prices and reduce the costs of its systems through contract manufacturing, design improvements and component cost reduction, among many other actions. To the extent that new products are not developed in a timely manner, do not achieve customer acceptance or do not generate higher average selling prices, and the Company is unable to offset declining average selling prices, the Company's gross margins and other results will decline, and such decline will have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Research and Development."

UNCERTAINTY OF MARKET ACCEPTANCE

  The future operating results of the Company depend to a significant extent upon the continued growth and increased availability and acceptance of microcellular, PCN/PCS and wireless local loop access telecommunications services in the United States and internationally. There can be no assurance that the volume and variety of wireless telecommunications services or the markets for and acceptance of such services will grow, or that such services will create a demand for the Company's systems. Because these markets are relatively new, it is difficult to predict which segments of these markets will develop and at what rate these markets will grow, if at all. If the short-haul millimeter wave wireless radio market for the Company's systems fails to grow, or grows more slowly than anticipated, the Company's business, financial condition and results of operations would be materially adversely affected. Certain sectors of the communications market will require the development and deployment of an extensive and expensive communications infrastructure. In particular, the establishment of PCN/PCS networks will require very large capital expenditures. There can be no assurance that communications providers have the ability to, or will, make the necessary investment in such infrastructure or that the creation of this infrastructure will occur in a timely manner. Moreover, a potential application of the Company's technology, use of the Company's systems in conjunction with the provision by wireless telecommunications service providers of alternative wireless access in competition with the existing wireline local exchange providers, is dependent on the pricing of wireless telecommunications services at rates competitive with those charged by wireline telephone companies. Rates for wireless access are currently substantially higher than those charged by wireline companies, and there can be no assurance that rates for wireless access will be competitive with rates charged by wireline companies. If wireless access rates are not competitive, consumer demand for wireless access will be materially adversely affected. If the Company allocates its resources to any market segment that does not grow, it may be unable to reallocate its resources to other market segments in a timely manner, which may curtail or eliminate its ability to enter such market segments.

  To date, a substantial majority of the Company's sales have been to customers located outside the United States. In addition, the Company recently entered into a definitive agreement to acquire a majority interest in Geritel, which sells its products to customers in Europe. The Company's future results of operations will be dependent in significant part on its ability to penetrate the telecommunications market in the United States and foreign countries in which the Company has not yet established a meaningful presence. There can be no assurance that the Company will be successful in penetrating these additional markets.

  Certain of the Company's current and prospective customers are currently utilizing competing technologies such as fiber optic and copper cable, particularly in the local loop access market. To successfully displace existing technologies, the Company must, among many actions, offer systems with superior price/performance characteristics and extensive customer service and support, supply such systems on a timely and cost-effective basis in sufficient volume to satisfy such prospective customers' requirements and otherwise overcome any reluctance on the part of such customers to transition to new technologies. Any delay in the adoption of the Company's systems may result in prospective customers utilizing alternative technologies in their next generation of systems and networks, which would have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that prospective customers will design their systems or networks to include the Company's systems, that existing customers will continue to include the Company's systems in their products, systems or networks in the future, or that the Company's technology will to any significant extent replace existing technologies and achieve widespread acceptance in the wireless telecommunications market. Failure to achieve or sustain commercial acceptance of the Company's currently available radio systems or to develop other commercially acceptable radio systems would materially adversely affect the Company's business, financial condition and results of operations. In addition, there can be no assurance that industry technical standards will remain the same or, if emerging standards become established, that the Company will be able to conform to these new standards in a timely and cost-effective manner. See "Business--Technology and Products."

INTENSELY COMPETITIVE INDUSTRY

  The wireless communications market is intensely competitive. The Company's wireless-based radio systems compete with other wireless telecommunications products and alternative telecommunications transmission media. The Company experiences intense competition worldwide from a number of leading telecommunications companies that offer a variety of competitive products and broader telecommunications product lines, including Alcatel Network Systems, California Microwave, Inc., Digital Microwave Corporation, Ericsson Limited, Harris Corporation -- Farinon Division and Nokia Telecommunications, most of which have substantially greater installed bases, financial resources and production, marketing, manufacturing, engineering and other capabilities than the Company. The Company also faces competition from startup companies. The Company may also face competition in the future from new market entrants offering competing technologies. In addition, the Company's current and prospective customers and partners have developed, are currently developing or could develop the capability to manufacture products competitive with those that have been or may be developed or manufactured by the Company. Certain of such customers and partners have access to the Company's technology or have been granted the right to use the technology for purposes of manufacturing under defined circumstances. The Company's future results of operations may depend in part upon the extent to which these customers elect to purchase from outside sources rather than develop and manufacture their own radio systems. Recently, certain of the Company's competitors have announced the introduction of competitive products, including related software tools, and the acquisition of other competitors and competitive technologies. Within the near future, the Company expects its competitors to continue to improve the performance and lower the price of their current products and to introduce new products or new technologies that provide added functionality and other features that may or may not be comparable to the Company's products, which could cause a significant decline in sales or loss of market acceptance of the Company's systems, or make the Company's systems or technologies obsolete or noncompetitive. The Company expects to continue to experience significant price competition that may materially adversely affect its gross margins and its business, financial condition and other results of operations. The Company believes that to be competitive, it will continue to be required to expend significant resources on, among other items, new product development and enhancements and to reduce the costs of its systems. There can be no assurance that the Company will be able to compete successfully in the future. See "Business--Competition."

REQUIREMENT FOR RESPONSE TO RAPID TECHNOLOGICAL CHANGE AND REQUIREMENT FOR FREQUENT NEW PRODUCT INTRODUCTIONS

  The wireless communications market is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in end-user requirements and evolving industry standards. The Company's ability to be competitive in this market will depend in significant part upon its ability to successfully develop, introduce and sell new systems and enhancements and related software tools on a timely and cost-effective basis that respond to changing customer requirements. Any success of the Company in developing new and enhanced systems and related software tools will depend upon a variety of factors, including new product selection, integration of the various elements of its complex technology, timely and efficient completion of system design, timely and efficient implementation of manufacturing and assembly processes and its cost reduction program, development and completion of related software tools, system performance, quality and reliability of its systems and development and introduction of competitive systems by competitors. The Company has experienced and may in the future experience delays from time to time in completing development and introduction of new systems and related software tools. Moreover, there can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new systems or enhancements or related software tools. There can be no assurance that errors will not be found in the Company's systems after commencement of commercial shipments, which could result in the loss of or delay in market acceptance. The inability of the Company to introduce in a timely manner new systems or enhancements or related software tools that contribute to sales could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Research and Development."

INTERNATIONAL OPERATIONS; RISKS OF DOING BUSINESS IN DEVELOPING COUNTRIES

  Most of the Company's sales to date have been made to customers located outside of the United States. In addition, the Company recently entered into a definitive agreement to acquire 51% of Geritel, which sells its products to customers in Europe. The Company anticipates that international sales will continue to account for at least a majority of its sales for the foreseeable future. The Company's international sales may be denominated in foreign or United States currencies. The Company does not currently engage in foreign currency hedging transactions. As a result, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from transactions denominated in foreign currencies. With respect to the Company's international sales that are United States dollar-denominated, such a decrease could make the Company's systems less price-competitive and could have a material adverse effect upon the Company's business, financial condition and results of operations. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, costs and risks of localizing systems in foreign countries, delays in receiving components and materials, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, branches and subsidiaries, including Geritel, difficulties in managing distributors, customs requirements, potentially adverse tax consequences, foreign currency exchange fluctuations, as experienced in the first quarter of 1996, the burden of complying with a wide variety of complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. Many of the Company's customer purchase agreements are governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Some of the Company's potential markets consist of developing countries that may deploy wireless communications networks as an alternative to the construction of a limited wired infrastructure. These countries may decline to construct wireless telecommunications systems or construction of such systems may be delayed for a variety of reasons, in which event any demand for the Company's systems in those countries will be similarly limited or delayed. In doing business in developing markets, the Company may also face economic, political and foreign currency fluctuations that are more volatile than those commonly experienced in the United States and other areas.

EXTENSIVE GOVERNMENT REGULATION

  Radio communications are subject to extensive regulation by the United States and foreign laws and international treaties. The Company's equipment must conform to a variety of domestic and international requirements. In order for the Company to operate in a jurisdiction, it must obtain regulatory approval for its systems and comply with different regulations in each jurisdiction. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of systems by the Company to such customers. The failure to comply with current or future regulations or changes in the interpretation of existing regulations could result in the suspension or cessation of operations. Such regulations or such changes in interpretation could require the Company to modify its radio systems and incur substantial costs to comply with such time-consuming regulations and changes. In addition, the Company is also affected to the extent that domestic and international authorities regulate the allocation and auction of the radio frequency spectrum. Equipment to support new services can be marketed only if permitted by suitable frequency allocations, auctions and regulations, and the process of establishing new regulations is complex and lengthy. To the extent PCS operators and others are delayed in deploying these systems, the Company could experience delays in orders. Failure by the regulatory authorities to allocate suitable frequency spectrum could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, delays in the radio frequency spectrum auction process in the United States could delay the Company's ability to develop and market equipment to support new services. These delays could have a material adverse effect on the Company's business, financial condition and results of operations.

  The regulatory environment in which the Company operates is subject to significant change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact the Company's operations by restricting development efforts by the Company and its customers, making current systems obsolete or increasing the opportunity for additional competition. Any such regulatory changes could have a material adverse effect on the Company's business, financial condition and results of operations. The Company might deem it necessary or advisable to modify its systems to operate in compliance with such regulations. Such modifications could be extremely expensive and time-consuming. See "Business--Government Regulation."

NO ASSURANCE OF PRODUCT QUALITY, PERFORMANCE AND RELIABILITY

  The Company has limited experience in producing and manufacturing its systems and contracting for such manufacture. The Company's customers require demanding specifications for quality, performance and reliability. There can be no assurance that problems will not occur in the future with respect to the quality, performance and reliability of the Company's systems or related software tools. If such problems occur, the Company could experience increased costs, delays in or cancellations or reschedulings of orders or shipments, delays in collecting accounts receivable and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations. In addition, in order to maintain its ISO 9001 registration, the Company periodically must undergo a recertification assessment. Failure to maintain such registration could materially adversely affect the Company's business, financial condition and results of operations. The Company's United Kingdom branch office is undergoing and other facilities will also be undergoing an ISO 9001 registration and there is no assurance that such registrations will be achieved. See "Business--Manufacturing."

ACQUISITIONS

  In April 1996, the Company entered into a definitive agreement to acquire a majority interest in Geritel, a manufacturer of telecommunications equipment, with operations in Italy and France. Geritel generated net revenues of $1.4 million and net losses of approximately $500,000 in 1995 and, in connection with the acquisition, the Company will assume approximately $3.2 million in total liabilities. There can be no assurance that Geritel's operations will be profitable after the acquisition. Moreover, there can be no assurance that the anticipated benefits of the Geritel acquisition will be realized. The process of integrating Geritel's business into the Company's operations may result in unforeseen operating difficulties and could absorb significant management attention, expenditures and reserves that would otherwise be available for the ongoing development of the Company's business.

  The Company will in the future pursue other acquisitions of complementary product lines, technologies or businesses. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect any Company profitability. In addition, acquisitions, such as Geritel, involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no or limited direct prior experience, operating companies in different geographical locations with different cultures, and the potential loss of key employees of the acquired company. There are currently no binding agreements with respect to any acquisitions. In the event that such an acquisition does occur, however, there can be no assurance as to the effect thereof on the Company's business, financial condition or operating results. See "Use of Proceeds."

FUTURE CAPITAL REQUIREMENTS

  The Company's future capital requirements will depend upon many factors, including the development of new radio systems and related software tools, potential acquisitions, requirements to maintain adequate manufacturing facilities and contract manufacturing agreements, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts, and the status of competitive products. The Company believes that current and future available capital resources will be adequate to fund its operations for at least twelve months. There can be no assurance, however, that the Company will not require additional financing prior to such date. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its technologies or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTY REGARDING PROTECTION OF PROPRIETARY RIGHTS

  The Company attempts to protect its intellectual property rights through patents, trademarks, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products or software, duplicate the Company's products or software or design around the patents owned by the Company or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

  Litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation. See "Business-- Intellectual Property."

DEPENDENCE ON KEY PERSONNEL

  The Company's future operating results depend in significant part upon the continued contributions of its key technical and senior management personnel, many of whom would be difficult to replace. None of such persons has an employment or non-competition agreement with the Company. The Company's future operating results also depend in significant part upon its ability to attract and retain qualified management, manufacturing, quality assurance, engineering, marketing, sales and support personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for the Company to hire such personnel over time. The loss of any key employee, the failure of any key employee to perform in his or her current position, the Company's inability to attract and retain skilled employees as needed or the inability of the officers and key employees of the Company to expand, train and manage the Company's employee base could materially adversely affect the Company's business, financial condition and results of operations. See "Business-- Employees" and "Management."

VOLATILITY OF STOCK PRICE

  The Company's initial public offering was completed in March 1995, and its secondary offering was completed in August 1995. The market price of the Company's Common Stock has fluctuated significantly since the Company's initial public offering. The Company believes that factors such as announcements of developments related to the Company's business, announcements of technological innovations or new products or enhancements by the Company or its competitors, sales by competitors, including sales to the Company's customers, sales of the Company's Common Stock into the public market, including by members of management, developments in the Company's relationships with its customers, partners, distributors and suppliers, shortfalls or changes in revenues, gross margins, earnings or losses or other financial results from analysts' expectations, regulatory developments, fluctuations in results of operations and general conditions in the Company's market or the markets served by the Company's customers or the economy could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for shares of small capitalization and technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. Many companies in the telecommunications industry, including the Company, have recently experienced historic highs in the market price of their common stock. There can be no assurance that the market price of the Company's Common Stock will not decline substantially from its historic highs, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Company's performance. Such fluctuations could materially adversely affect the market price of the Company's Common Stock.

POSSIBLE ADVERSE EFFECT ON MARKET PRICE FOR COMMON STOCK OF SHARES ELIGIBLE FOR FUTURE SALE AFTER THE OFFERING

  Sales of the Company's Common Stock in the public market after this offering could materially adversely affect the market price of the Company's Common Stock. The 2,000,000 shares sold hereby will be freely transferable without restriction under the Securities Act of 1933, as amended. In addition, shares of Common Stock sold in the initial public offering in March 1995 and secondary offering in August 1995 and shares of unregistered stock and option shares registered on the Company's registration statements covering employee compensation plans are also eligible for immediate sale in the public market. Most of the other shares of the Company's Common Stock are not restricted and are freely tradeable in the public market. In addition, holders of most of such shares are entitled to certain rights with respect to the registration of such shares of Common Stock for sale to the public.

CONTROL BY EXISTING STOCKHOLDERS; EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

  Members of the Board of Directors and the officers of the Company, together with members of their families and entities that may be deemed affiliates of or related to such persons or entities, beneficially own approximately 13% of the outstanding shares of Common Stock of the Company. Accordingly, these stockholders are able to significantly influence the election of the members of the Company's Board of Directors and significantly influence the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This level of ownership, together with certain provisions of the Company's certificate of incorporation, equity incentive plans, bylaws and Delaware law, may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. See "Management-- Directors and Executive Officers," "Principal and Selling Stockholders" and "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the issuance and sale of 1,830,000 shares of Common Stock offered by the Company hereby, after deducting estimated underwriting discounts and commissions and estimated expenses payable by the Company in connection with this offering, are estimated to be $44.2 million. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders. The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, including continuing significant investments in development of the Company's wireless radio systems and related software tools and marketing and sales and customer support. In addition, the Company may use a portion of the net proceeds to acquire or invest in other businesses or technologies or to acquire the rights to use complementary technologies. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

  To date, the Company has not paid any cash dividends on shares of its Common Stock. The Company currently anticipates that it will retain any available funds for use in the operation of its business, and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's line of credit prohibits the Company from paying any dividends without the prior approval of Silicon Valley Bank.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock of the Company has been quoted on the Nasdaq National Market since the Company's initial public offering on March 3, 1995 at $7.50 per share. Prior to the initial public offering, there was no public market for the Company's Common Stock. The following table sets forth the range of high and low closing sale prices for the Common Stock for the periods indicated, as reported by the Nasdaq National Market, which prices reflect the 2-for-1 stock split effected on October 27, 1995.

                                                                 PRICE RANGE OF
                                                                  COMMON STOCK
                                                                 ---------------
                                                                   HIGH     LOW
                                                                 ------- -------
      Year Ended December 31, 1995
        First Quarter (from March 3, 1995)......................  $12.50  $ 9.38
        Second Quarter..........................................   10.88    8.63
        Third Quarter...........................................   22.63    9.25
        Fourth Quarter..........................................   21.57   16.00
      Year Ending December 31, 1996
        First Quarter...........................................   21.00   13.50
        Second Quarter (through May 15, 1996)...................   26.25   19.50

  On May 15, 1996, the closing sale price of the Company's Common Stock as reported on the Nasdaq National Market was $26.00 per share. On March 31, 1996, there were approximately 179 holders of record of the Company's Common Stock.

                                CAPITALIZATION

  The following table sets forth the total capitalization of the Company: (i) as of March 31, 1996 and (ii) as adjusted to reflect the sale by the Company of 1,830,000 shares of Common Stock offered hereby, after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. This table should be read in conjunction with the Consolidated Financial Statements and related Notes set forth herein.

                                                              MARCH 31, 1996
                                                            --------------------
                                                            ACTUAL   AS ADJUSTED
                                                            -------  -----------
                                                              (IN THOUSANDS,
                                                             EXCEPT SHARE AND
                                                              PER SHARE DATA)
Stockholders' equity:
  Preferred stock, $0.0001 par value; 2,000,000 shares
     authorized, no shares issued and outstanding.........  $   --     $   --
  Common stock, $0.0001 par value; 30,000,000 shares
     authorized, 16,791,129 shares issued and outstanding,
     18,621,129 shares issued and outstanding,
     as adjusted (1)......................................        2          2
  Additional paid-in capital..............................   55,161     99,399
  Accumulated deficit.....................................  (11,579)   (11,579)
                                                            -------    -------
    Total stockholders' equity............................  $43,584    $87,822
                                                            =======    =======

- --------
(1) Based on the number of shares outstanding at March 31, 1996. Excludes a total of 1,561,324 shares of Common Stock reserved for issuance pursuant to the exercise of outstanding options at March 31, 1996. Also excludes a total of 86,077 additional shares of Common Stock reserved for future issuance pursuant to the Company's SOP and the ESPP at March 31, 1996. Subsequent to March 31, 1996, the Company issued 19,845 shares pursuant to the exercise of outstanding options. In addition, subsequent to March 31, 1996, the Company's stockholders will vote on an increase of shares available for issuance under the SOP of an additional 800,000 shares and an increase of shares available for issuance under the ESPP of an additional 100,000 shares.

                     SELECTED CONSOLIDATED FINANCIAL DATA
  The following selected consolidated financial data as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995 have been derived from, and are qualified by reference to, the consolidated financial statements of the Company audited by Price Waterhouse LLP, independent accountants, included elsewhere in this Prospectus. The selected consolidated financial data as of December 31, 1993 has been derived from the Company's audited consolidated financial statements not included herein. The selected consolidated financial data as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 have been prepared on a basis consistent with the audited consolidated financial statements and derived from unaudited consolidated financial statements also appearing herein which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the consolidated financial position and results of operations of the Company for the unaudited interim periods. The consolidated statement of operations data for any particular period are not necessarily indicative of the results of operations for any future period, including the Company's fiscal year ending December 31, 1996. The data set forth below are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto and the discussion thereof included elsewhere in this Prospectus.

                                                                 THREE MONTHS
                                      YEAR ENDED DECEMBER 31,   ENDED MARCH 31,
                                      ------------------------- ----------------
                                       1993     1994     1995    1995     1996
                                      -------  -------  ------- -------  -------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales...............................  $   738  $ 9,238  $42,805 $ 4,346  $17,552
Cost of sales.......................      730    5,509   24,573   2,592   10,425
                                      -------  -------  ------- -------  -------
Gross profit........................        8    3,729   18,232   1,754    7,127
                                      -------  -------  ------- -------  -------
Operating expenses:
  Research and development..........    4,782    6,872   10,645   2,021    3,599
  Selling and marketing.............      906    1,947    3,321     637    1,185
  General and administrative........      718    1,483    1,856     351      839
                                      -------  -------  ------- -------  -------
    Total operating expenses........    6,406   10,302   15,822   3,009    5,623
                                      -------  -------  ------- -------  -------
Income (loss) from operations.......   (6,398)  (6,573)   2,410  (1,255)   1,504
Interest and other income (expense),
net.................................       12     (107)     313     (57)       5
                                      -------  -------  ------- -------  -------
Income (loss) before income taxes...   (6,386)  (6,680)   2,723  (1,312)   1,509
Provision for income taxes..........      --       --       138     --       151
                                      -------  -------  ------- -------  -------
Net income (loss)...................  $(6,386) $(6,680) $ 2,585 $(1,312) $ 1,358
                                      =======  =======  ======= =======  =======
Net income (loss) per share.........           $ (0.59) $  0.16 $ (0.10) $  0.08
                                               =======  ======= =======  =======
Weighted average common and common
 equivalent
 shares (1).........................            11,376   16,246  12,618   17,567
                                               =======  ======= =======  =======

                                               DECEMBER 31,
                                         ---------------------------  MARCH 31,
                                          1993      1994      1995      1996
                                         -------  --------  --------  ---------
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............... $ 3,560  $  1,294  $  7,655  $  5,433
Working capital.........................   2,878       756    34,334    33,125
Total assets............................   5,535     9,485    54,020    61,509
Notes payable...........................     --      2,610       --        --
Capital lease obligations, less current
portion.................................     559       743       --        --
Accumulated deficit.....................  (8,842)  (15,522)  (12,937)  (11,579)
Stockholders' equity....................   3,358     1,694    41,750    43,584

- --------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method of calculation.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in, or incorporated by reference into, this Prospectus.

OVERVIEW

  The Company was founded in August 1991 to develop, manufacture, market and sell millimeter wave radio systems for wireless networks. The Company was in the development stage until October 1993 when it began commercial shipments of its first products, a 38 GHz radio system and related software tools. In September 1994, the Company began commercial shipments of its second product, a 50 GHz radio system and related software tools. In January 1995, the Company began commercial shipments of a 23 GHz radio system and related software tools. From October 1993 through March 31, 1996, the Company generated sales of approximately $70.3 million from approximately 30 customers, of which $60.4 million, or 86% of such amount, was generated in the fifteen months ended March 31, 1996. From inception through March 31, 1996, the Company generated a cumulative net loss of approximately $11.6 million, although the Company generated net income of approximately $2.6 million for the year ended December 31, 1995 and net income of approximately $1.4 million for the quarter ended March 31, 1996. Although the Company has experienced a significant percentage growth in sales and gross profit from fiscal 1993 through March 31, 1996, the Company does not believe recent growth rates are indicative of future operating results. Due to the Company's limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future. During the year ended December 31, 1995 and the quarter ended March 31, 1996, both the Company's sales and its operating expenses (particularly research and development expenses to support new product development) increased more rapidly than the Company had anticipated. There can be no assurance that the Company's revenues will continue to remain at or increase from the levels experienced in recent quarters, or that sales will not decline. The Company intends to continue to invest significant amounts in its operations, particularly to support product development and the marketing and sales of recently introduced products, and operating expenses will continue to increase significantly in absolute dollars. If the Company's sales do not correspondingly increase, the Company's results of operations would be materially adversely affected. Accordingly, although the Company achieved yearly profitability for the year ended December 31, 1995 and the quarter ended March 31, 1996, there can be no assurance that the Company will achieve profitability in future periods.

  The Company is currently marketing millimeter wave radio systems ranging from 15 GHz to 60 GHz and has commenced commercial shipments of 23 GHz, 38 GHz and 50 GHz radio systems. The Company expects to continue to invest significant resources in new product development and enhancements, including different capacities and varying frequencies, and related software tools.

  Recently, the Company has significantly expanded the scale of its operations to support the increases in its sales levels and to address critical infrastructure and other requirements. This increase has included the leasing of new space, the opening of branch offices in the United Kingdom and Germany, the pending acquisition of a majority interest in Geritel, significant investments in research and development to support product development, including the new products recently introduced, and the hiring of additional personnel in all functional areas, including in finance, manufacturing and operations, and has resulted in significantly higher operating expenses. The Company achieved breakeven profitability during the second quarter of 1995 and the Company generated net income of $1.7 million, $2.2 million and $1.4 million for the third and fourth quarters of 1995 and the first quarter of 1996, respectively. The Company anticipates that its operating expenses will continue to increase significantly. If the Company's sales do not correspondingly increase, the Company's results of operations would be materially adversely affected. Expansion of the Company's operations has caused and is continuing to impose a significant strain on the Company's management, financial, manufacturing and other resources. The Company's ability to manage the recent and any possible future growth, should it occur, will depend upon a significant expansion of its manufacturing, accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company must successfully manage the transition to higher internal and external volume manufacturing, including the establishment of adequate facilities, the control of overhead expenses and inventories, the development, introduction, marketing and sales of new products, the management and training of its employee base and the monitoring of its third party manufacturers and suppliers. Although the Company has substantially increased the number of its manufacturing personnel and significantly expanded its internal and external manufacturing capacity, there can be no assurance that the Company will not experience manufacturing or other delays or problems that could materially adversely affect the Company's business, financial condition or results of operations. See "Risk Factors--Significant Fluctuations in Results of Operations" and "--No Assurance of Successful Expansion of Operations; Management of Growth."

  On April 15, 1996, the Company entered into a definitive agreement to acquire a 51% interest in Geritel, a Tortona, Italy based manufacturer of telecommunications equipment, with additional operations in France. Pursuant to the agreement, the Company will make an initial cash payment of $1.0 million, with an additional $1.3 million to be paid over the four quarters following the acquisition. In connection with this transaction, the Company was also granted a two-year option to acquire 16% of the equity capital of Geritel on terms specified in the agreement. Geritel develops, sells and installs microwave transmission systems and owns mountain top sites for antenna locations. The Company will account for the stock acquisition through the purchase method of accounting and the results of operations of Geritel will be included in the Company's consolidated results for all periods subsequent to the date of acquisition. The Company does not expect to incur a significant non-recurring charge in connection with the acquisition and therefore does not expect the consummation of this acquisition to have a material adverse effect upon the Company's results of operations for fiscal 1996.

QUARTERLY RESULTS

  The following table presents unaudited quarterly financial information for the six quarters ended March 31, 1996. In the opinion of management, this information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such quarterly information when read in conjunction with the consolidated financial statements included elsewhere herein. The operating results for any quarter are not necessarily indicative of the results for any future period.

                                               QUARTER ENDED
                           ---------------------------------------------------------
                             1994                   1995                      1996
                           --------  -------------------------------------  --------
                           DEC. 31,  MAR. 31,  JUN. 30, SEP. 30,  DEC. 31,  MAR. 31,
                           --------  --------  -------- --------  --------  --------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
DATA:
Sales....................  $ 2,810   $ 4,346    $8,551  $13,489   $16,419   $17,552
Cost of sales............    1,678     2,592     4,919    7,687     9,375    10,425
                           -------   -------    ------  -------   -------   -------
Gross profit.............    1,132     1,754     3,632    5,802     7,044     7,127
                           -------   -------    ------  -------   -------   -------
Operating expenses:
  Research and
development..............    1,949     2,021     2,603    3,009     3,012     3,599
  Selling and marketing..      732       637       734      752     1,198     1,185
  General and
administrative...........      629       351       492      496       517       839
                           -------   -------    ------  -------   -------   -------
    Total operating
expenses.................    3,310     3,009     3,829    4,257     4,727     5,623
                           -------   -------    ------  -------   -------   -------
Income (loss) from
operations...............   (2,178)   (1,255)     (197)   1,545     2,317     1,504
Interest and other income
(expense), net...........      (57)      (57)      197      167         6         5
                           -------   -------    ------  -------   -------   -------
Income (loss) before
income taxes.............   (2,235)   (1,312)      --     1,712     2,323     1,509
Provision for income tax-
 es......................      --        --        --        20       118       151
                           -------   -------    ------  -------   -------   -------
Net income (loss)........  $(2,235)  $(1,312)   $  --   $ 1,692    $2,205   $ 1,358
                           =======   =======    ======  =======   =======   =======
Net income (loss) per
share(1).................  $ (0.20)  $ (0.10)   $  --   $  0.10   $  0.13   $  0.08
                           =======   =======    ======  =======   =======   =======
Weighted average common
 and common equivalent
 shares (1)..............   11,386    12,618    16,552   17,090    17,520    17,567
Gross profit as a
percentage of sales......     40.3%     40.4%     42.5%    43.0%     42.9%     40.6%

- --------
(1) Weighted average common and common equivalent shares for the quarter ended December 31, 1994 is presented on a pro forma basis to reflect the conversion of the Company's then outstanding preferred stock into a like number of shares of Common Stock upon consummation of the IPO. See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method of calculation.

  The Company has experienced and may in the future continue to experience significant fluctuations in sales, gross margins and operating results from period to period. The procurement process for most of the Company's current and potential customers is lengthy, and the timing and amount of sales is difficult to predict reliably. In addition, a single customer's order scheduled for shipment in a quarter can represent a significant portion of the Company's potential sales for such quarter. The Company has at times failed to receive expected orders, and delivery schedules have been deferred as a result of changes in customer requirements, among other factors. As a result, the Company's operating results for a particular period have in the past been and may in the future be materially adversely affected by delays, reschedulings or cancellations of one or a small number of purchase orders. Moreover, purchase orders are often received and accepted substantially in advance of shipment, and the failure to reduce actual costs to the extent anticipated or an increase in anticipated costs during the time between acceptance of a purchase order and shipment could adversely affect the gross margins for such order, and as a result, the Company's results of operations. Backlog is not necessarily indicative of future sales for any particular period. Moreover, a majority of the Company's backlog scheduled for shipment in the twelve months subsequent to March 31, 1996 can be canceled since orders are often made substantially in advance of shipment, and the Company's contracts typically provide that orders may be canceled with limited or no penalties before shipment. Furthermore, most of the Company's sales in recent quarters have been realized near the end of such quarter. Accordingly, a delay in a shipment near the end of a particular quarter, due to, for example, an unanticipated shipment rescheduling, a cancellation or deferral by a customer, competitive or economic factors, unexpected manufacturing or other difficulties, delays in deliveries of components, subassemblies or services by suppliers (one of which, SPC Electronics Corp., is located in Japan and has caused delays of its deliveries to the Company), or the failure to receive an anticipated order, may cause net sales in a particular quarter to fall significantly below the Company's expectations and may materially adversely affect the Company's operating results for such quarter.

  A large portion of the Company's expenses are fixed and difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any such revenue shortfall. Furthermore, announcements by the Company or its competitors of new products and technologies could cause customers to defer or cancel purchases of the Company's systems, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that have caused and may continue to cause the Company's sales, gross margins and results of operations to vary significantly from period to period include: new product introductions and enhancements, including related costs; the Company's ability to manufacture and produce sufficient volumes of systems and meet customer requirements; manufacturing capacity, efficiencies and costs; mix of systems and related software tools sold; operating and new product development expenses; product discounts; changes in pricing by the Company, its customers or suppliers; inventory obsolescence; natural disasters; seasonality; market acceptance and the timing of availability of new products by the Company or its customers; acquisitions, including costs and expenses; usage of different distribution and sales channels; fluctuations in foreign currency exchange rates; delays or changes in regulatory approval of its systems; warranty and customer support expenses; customization of systems; and general economic and political conditions. Finally, the Company's sales, gross margins and results of operations are influenced by competitive factors, including the pricing and availability of, and demand for, competitive products. The Company expects to continue to expend significant resources with respect to the development, any ramp-up of production and anticipated commercial shipments of its newest products and expects its gross margins to be adversely affected due to the start-up inefficiencies associated with these products, among other factors. All of the above factors are difficult for the Company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock may be materially adversely affected.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED 1993, 1994 AND 1995

  Sales. Sales consist of revenues from radio systems and related software tools. The Company generated revenues from the sale of its 38 GHz radio systems commencing in October 1993, 50 GHz radio systems commencing in September 1994 and 23 GHz radio systems commencing in January 1995. In 1993, 1994 and 1995 sales were approximately $738,000, $9.2 million and $42.8 million, respectively. The increased sales from 1993 to 1994 were due to increased volume of 38 GHz radio systems to new and existing customers. The increased sales from 1994 to 1995 were due to increased unit sales of 38 GHz and 23 GHz radio systems. There can be no assurance that sales of the Company's radio systems will increase or that such systems will achieve market acceptance. The Company provides significant volume price discounts to its customers, which are expected to lower the average selling price of a particular product line as more units are sold. In addition, the Company expects that the average selling price of a particular product line will also decline as such product matures, and as competition increases in the future. Accordingly, the Company's ability to maintain or increase sales will depend upon many factors, including its ability to increase unit sales volumes of its systems and to introduce and sell systems at prices sufficient to compensate for reduced revenues resulting from declines in the average selling price of the Company's more mature products. To date, most of the

Company's sales have been made to customers located outside the United States. See "Risk Factors--Significant Customer Concentration," "--Declining Average Selling Prices," "--Significant Fluctuations in Results of Operations" and "-- International Operations; Risks of Doing Business in Developing Countries."

  Gross Profit. The Company's cost of sales consists primarily of costs related to materials, labor and overhead. In 1993, 1994 and 1995, gross profit was $8,000, $3.7 million and $18.2 million, respectively, or 1.1%, 40.4% and 42.6% of sales, respectively. The improvement from the periods in 1993 to 1995 was primarily due to product design improvements and economies of scale, but there can be no assurance that such improvements will continue.

  The Company has an ongoing program to reduce the costs of manufacturing its radio systems. As part of this program, the Company has been attempting to achieve cost reductions principally through engineering and manufacturing improvements, production economies and utilization of third party subcontractors for the manufacture of the Company's radio systems and certain components and subassemblies used in the systems. The Company also is implementing other cost reduction programs in order to increase and maintain gross margins in the future. There can be no assurance that the Company's ongoing or future programs can be accomplished or that they will maintain or increase gross profits. The Company believes that average selling prices and product gross margins for its systems will decline in the long term as such systems mature, as volume price discounts take effect and as competition intensifies. To the extent the Company is unable to reduce its production costs or introduce new products with higher margins, the Company's gross margins and other results of operations could be materially adversely affected. The Company's gross profit may also be affected by a variety of other factors, including mix of systems and related software tools sold; production, reliability or quality problems; price competition; and warranty expenses and discounts. See "Risk Factors--Significant Fluctuations in Results of Operations," "--Declining Average Selling Prices" and "--No Assurance of Product Quality, Performance and Reliability."

  Research and Development. These expenses consist primarily of costs associated with personnel and equipment. The Company's research and development activities include the development of the Company's millimeter wave radio systems and related software tools. In accordance with Financial Accounting Standards Board Statement No. 86, the Company's policy is to capitalize internal software development costs incurred on a project subsequent to the time technological feasibility of such project has been achieved. The Company's software development costs subject to capitalization have not been significant to date and, as a result, have been expensed during the periods incurred.

  In 1993, 1994 and 1995, research and development expenses were approximately $4.8 million, $6.9 million and $10.6 million, respectively. Research and development expenses in 1993 included expenses associated with completion of the Company's initial radio systems. During 1994 and 1995, research and development expenses increased as the Company concentrated on new product development. The Company intends to continue to invest significant resources to continue the development of new systems and enhancements, including additional frequencies and varying operating features, and related software tools, and expects that research and development expenses in 1996 will continue to increase significantly in absolute dollars as compared to 1995.

  Sales and Marketing. These expenses consist of salaries of certain personnel, investments in international operations, sales commissions, travel expenses, customer service and support expenses and costs related to advertising and trade shows. In 1993, 1994 and 1995, sales and marketing expenses were $906,000, $1.9 million and $3.3 million, respectively. The Company intends to continue to invest significant resources to expand its sales and marketing effort, including the hiring of additional personnel, and to establish the infrastructure necessary to support future operations. The Company expects that such expenses in 1996 will continue to increase significantly in absolute dollars as compared to 1995.

  General and Administrative. These expenses consist primarily of salaries and other expenses for management, finance, accounting, legal and other professional services. In 1993, 1994 and 1995, general and administrative expenses were $718,000, $1.5 million and $1.9 million, respectively. The Company expects general and administrative expenses to continue to increase significantly in absolute dollars in 1996 as compared to 1995, as the Company continues to expand its operations. The Company also has incurred and expects to continue to incur additional significant ongoing expenses as a publicly owned company related to legal, insurance, accounting and other administrative services and expenses.

  Interest and Other Income (Expense), Net. Interest and other income (expense), net consists primarily of interest expense accrued under the Company's bank line of credit and equipment lease lines, partially offset by interest income generated from the investment of cash received from financing activities in 1993, 1994 and 1995. To date, contracts negotiated in foreign currencies have been limited to pound sterling contracts, and any impact due to currency fluctuations has been insignificant. However, the Company may in the future be exposed to the risk of foreign currency gains or losses depending upon the magnitude of a change in the value of a local currency in an international market. The Company does not currently engage in foreign currency hedging transactions, although it may implement such transactions in the future.

  Income Tax Provision. The Company accounts for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts. The Company's history of operating losses makes the realization of its net operating loss carryforwards uncertain. Accordingly, the Company has reserved 100% of its deferred tax asset. At December 31, 1995, the Company had federal net operating loss carryforwards of approximately $9.2 million which may be utilized to reduce future taxable income through the year 2010, subject to certain limitations. Under the Tax Reform Act of 1986, the amounts of and benefit from net operating losses that can be carried forward may be impaired or limited in certain circumstances. Events which may cause changes in the amounts of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative stock ownership change of more than 50% over a three-year period. In April 1992, an ownership change occurred, but did not affect the loss carryforwards as the annual limitation exceeded the carryforwards as of the date of change. See Note 5 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996

  Sales. Sales for the three months ended March 31, 1995 and 1996 were $4.3 million and $17.6 million, respectively. The increase was primarily due to increased unit sales of 38 GHz and 23 GHz radio systems to new and existing customers. For the three months ended March 31, 1996, four customers accounted for 68% of the Company's sales, and as of March 31, 1996, four customers accounted for 97% of the Company's backlog scheduled for shipment in the twelve months subsequent to March 31, 1996.

  Gross Profit. For the three months ended March 31, 1995 and 1996, gross profit was approximately $1.8 million, or 40% of sales, and approximately $7.1 million, or 41% of sales, respectively. This improvement was primarily due to product design improvements and economies of scale. There can be no assurance that either of these trends will continue. In the first quarter of 1996, gross profit as a percentage of sales was slightly lower than the gross profit as a percentage of sales for full fiscal 1995 due in part to new product introductions in the first quarter and related inefficiencies in production.

  Research and Development. For the three months ended March 31, 1995 and 1996, research and development expenses were approximately $2.0 million and $3.6 million, respectively. The increase in absolute dollars in research and development expenses during the three months ended March 31, 1996, as compared to the corresponding period in 1995, was due primarily to expenses associated with increased staffing. As a percentage of sales, research and development expenses decreased from 47% in the three months ended March 31, 1995 to 21% in the corresponding period in 1996. The decrease in research and development expenses as a percentage of sales was primarily due to a higher level of sales in the three months ended March 31, 1996, as compared to the corresponding period in 1995. The Company expects that research and development expenses will continue to increase significantly in absolute dollars during the remainder of 1996.

  Sales and Marketing. For the three months ended March 31, 1995 and 1996, sales and marketing expenses were $637,000 and $1.2 million, respectively. The increase in sales and marketing expenses in the three months ended March 31, 1996, as compared to the corresponding period in 1995 was primarily due to increased headcount and increased expenses relating to the Company's expansion of its international sales and marketing organization. As a percentage of sales, sales and marketing expenses were 15% during the three-month period ended March 31, 1995, as compared to 7% in the corresponding period in 1996. This decrease was due primarily to a higher level of sales in the three months ended March 31, 1996 as compared to the corresponding period in 1995. The Company expects that such expenses will continue to increase significantly in absolute dollars during the remainder of 1996 as compared to 1995.

  General and Administrative. For the three months ended March 31, 1995 and 1996, general and administrative expenses were $351,000 and $839,000, respectively. This increase was principally due to increases in headcount and other costs resulting from the Company's expansion of its operations. As a percentage of sales, general and administrative expenses were 8% in the three months ended March 31, 1995 as compared to 5% in the corresponding period in 1996. This decrease in general and administrative expenses as a percentage of sales was due primarily to a higher level of sales in the three months ended March 31, 1996 as compared to the corresponding period in 1995. The Company expects that such expenses will continue to increase significantly in absolute dollars during the remainder of 1996 as compared to 1995, as the Company continues to expand its operations.

  Interest and Other Income (Expense), Net. The Company incurred net interest expense of $57,000, or 1% of sales, during the three months ended March 31, 1995, as compared to $5,000 of net interest and other income during the corresponding period in 1996. The Company's improvement was primarily due to the investment of the net proceeds of the initial public offering and secondary offering partially offset by exchange rate losses generated by collections of foreign accounts receivable. See "Risk Factors--International Operations; Risks of Doing Business in Developing Countries."

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception in August 1991, the Company has financed its operations and met its capital requirements through three preferred stock financings aggregating approximately $17.0 million, net proceeds of approximately $26.1 million from the Company's initial public offering of its Common Stock (the "IPO") completed in March 1995, net proceeds of approximately $10.8 million from the Company's secondary public offering of its Common Stock (the "Secondary Offering") completed in August 1995 and borrowings under its bank line of credit and equipment lease arrangements.

  Operating activities used net cash in 1993 of $6.0 million, primarily as a result of operating losses. In 1994, operating activities used net cash of $9.2 million primarily due to operating losses and increases in accounts receivable and inventory of $3.9 million and $1.7 million, respectively, which were partially offset by increases in accounts payable of $1.6 million and in accrued employee benefits and other liabilities of $1.0 million. In 1995, operating activities used $20.2 million primarily due to increases in accounts receivable and inventory of $15.3 million and $13.5 million, respectively, which were partially offset by an increase in accounts payable of $8.1 million. For the three months ended March 31, 1996, operating activities used $935,000 primarily due to net income of $1.4 million, a decrease in accounts receivable of $1.7 million and increases in accounts payable and other accrued liabilities of $5.0 million and $775,000, respectively, which were partially offset by increases in inventory, prepaid expenses and other assets of $941,000, $7.4 million and $1.6 million, respectively.

  Investing activities provided net cash of $833,000 in 1993 through the sale of $1.0 million in short-term investments, partially offset by capital equipment purchases, and used net cash of $209,000 during 1994 for capital equipment purchases. During 1995 and the three months ended March 31, 1996, cash used in investing activities totaled $6.8 million and $1.9 million, respectively, for capital equipment purchases, consisting primarily of tools and lab equipment used in engineering and manufacturing, computer hardware, leasehold improvements and office equipment.

  Financing activities consisted primarily of the sale of preferred stock and the incurrence of $2.6 million under the credit facility with Silicon Valley Bank, partially offset by payments on capitalized lease obligations, provided net cash of $7.7 million and $7.1 million in 1993 and 1994, respectively. Financing activities during 1995, which consisted primarily of the issuance of stock from the IPO and Secondary Offering, raised net proceeds of $37.2 million in the aggregate. During 1995, the Company used approximately
$2.6 million to retire all existing bank debt under the line of credit with Silicon Valley Bank and approximately $1.3 million to retire all existing equipment lease obligations owed to Dominion Ventures, Inc. and Phoenix Leasing, Inc. For the three months ended March 31, 1996, cash provided from financing activities totaling $476,000 resulted from the issuance of the Company's Common Stock pursuant to the Company's stock option and employee stock purchase plans.

  At March 31, 1996, the Company had working capital of approximately $33.1 million. In recent quarters, most of the Company's sales have been realized near the end of each quarter, resulting in a significant investment in accounts receivable at the end of the quarter. The Company expects that its investments in accounts receivable and inventories will be significant and will continue to represent a significant portion of working capital. Significant investments in accounts receivable and inventories may subject the Company to increased risks which could materially adversely affect the Company's business, financial condition and results of operations.

  The Company's principal sources of liquidity as of March 31, 1996 consisted of approximately $5.4 million of cash and cash equivalents. The Company has a $10.0 million line of credit with Silicon Valley Bank which expires in October 1996. The agreement provides for an interest rate equal to the bank's prime rate and contains certain covenants, including those relating to quarterly profitability, minimum levels of tangible net worth, limitations of additional debt and liens and various financial ratios. As of March 31, 1996, the Company did not have any borrowings under such line.

  Subsequent to March 31, 1996, the Company agreed to pay approximately $2.3 million in cash to acquire a majority interest in Geritel.

  At present, the Company does not have any material commitments for capital equipment purchases. However, the Company's future capital requirements will depend upon many factors, including the development of new radio systems and related software tools, potential acquisitions, the extent and timing of acceptance of the Company's radio systems in the market, requirements to maintain adequate manufacturing facilities, working capital requirements for Geritel, the progress of the Company's research and development efforts, expansion of the Company's marketing and sales efforts, the Company's results of operations and the status of competitive products. The Company believes that cash and cash equivalents on hand, anticipated cash flow from operations, if any, and funds available from the Company's bank line of credit will be adequate to fund its operations for at least the next twelve months. There can be no assurance, however, that the Company will not require additional financing prior to such date to fund its operations. In addition, the Company may require additional financing after such date to fund its operations. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all, when required by the Company. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its research and development or manufacturing programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its technologies or potential products or other assets that the Company would not otherwise relinquish. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

                                   BUSINESS

  The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in, or incorporated by reference into, this Prospectus.

  P-COM designs, manufactures and markets short-haul millimeter wave radio systems for use in the worldwide wireless telecommunications market. The Company's Tel-Link systems are used as digital links in applications that include interconnecting base stations and mobile switching centers in microcellular and PCN/PCS networks and providing local telco connectivity in the local loop. The integrated architecture and high software content of the Company's systems are designed to offer cost-effective, high-performance products with a high degree of flexibility and functionality.

  P-COM's Tel-Link wireless radios utilize a common architecture for systems in multiple millimeter wave frequencies including 15 GHz, 23 GHz, 38 GHz and 50 GHz. The Company's systems are designed to be highly reliable, cost effective and simple to install and maintain. Software embedded in the Company's systems allows the user to easily configure and adjust system settings such as frequency, power and capacity with minimal manual tuning and mechanical adjustments. The Company also markets a full line of Windows-based software products that are complementary to its systems as sophisticated diagnostic, maintenance and system configuration tools.

  The Company's systems are sold internationally through strategic partners, system providers, OEMs and distributors as well as directly to end-users, and domestically primarily through its direct sales force. The Company's customers include ART, Bosch Telecom GmbH, China Magnetic Recording Corporation, Elettronica Industriale S.p.A., Grupo Iusacell S.A. de C.V., International Communication Technologies, Inc., Lucent Technologies, Inc. (including the entities formerly known as AT&T Network Systems Deutschland GmbH and AT&T Network Systems Nederland BV), Mercury Communications Ltd., Mercury Personal Communications, Norweb plc, Orange Personal Communications Ltd., Pacific Bell Mobile Services, Siemens, Southwestern Bell Technology Resources, Inc. and WinStar.

  P-COM received its initial ISO 9001 registration in December 1993, a standard established by the International Organization for Standardization that provides a methodology by which manufacturers can obtain quality certification. In accordance with ISO 9001 requirements, the Company's ISO 9001 registration was subsequently recertified. The Company is in the process of ISO 9001 registration for its facilities outside of the United States.

BACKGROUND

  In recent years, there has been an increase in consumer demand for mobile high performance voice, data and facsimile communications. This trend, coupled with regulatory changes in the United States (including passage of the Telecommunications Reform Bill of 1996) and abroad and technological advances, has led to significant growth in the number of subscribers for existing wireless telecommunications systems and the emergence of new wireless applications.

  Cellular service has been one of the faster growing segments of the wireless telecommunications market. The United States Department of Commerce estimates that there were approximately 52 million cellular subscribers worldwide as of the end of 1994, as compared to approximately 33 million as of the end of 1993. Moreover, intensified competition among service providers is resulting in declining costs to end-users as well as new types of service offerings. In response to the increase in subscribers, existing cellular service providers in densely populated urban areas are expanding the capacity of their existing cellular systems by incorporating microcellular networks that divide cells into several smaller radius cells in order to maintain service quality and availability. At the same time, other telecommunications service providers are beginning to establish PCN/PCS networks to provide a broad range of wireless voice, data and facsimile communications services from remote locations using a single device. These PCN/PCS networks require the establishment of new, interconnected base stations. Internationally, PCN markets are currently being implemented, and in the United States, PCS licenses are currently being auctioned by the Federal Communications Commission.

  Recently, there has been a worldwide trend toward privatization of public telephone operators ("PTOs") and deregulation of local loop services. This has resulted in increased spending by existing PTOs and increased competition through the emergence of new companies providing telephone service. In addition, existing companies in other industries, such as public utilities and cable TV providers, are entering the telecommunications business. In Europe, this competition has been most intense in the local loop service market. While the long distance market in the United States has been most competitive due to the breakup of AT&T, the local loop market is experiencing accelerating competition resulting from increasing deregulation of this market (including passage of the Telecommunications Reform Bill of 1996). As companies enter this market, they must establish an infrastructure to deliver local telephone services. These local loop services can be more efficiently partitioned and distributed using numerous short distance connections. Utilization of wired networks for this purpose is limited by their fixed access points and high cost to install, upgrade and maintain. Wireless technology offers a solution that can in most cases be implemented faster and more cost-effectively than traditional wired approaches.

  Millimeter wave systems have been increasingly utilized for short-haul wireless connections. While long distance wireless connectivity must be implemented using low frequency systems, short-haul applications can be implemented using lower cost, higher frequency systems, as these applications do not require the longer transmission distances possible at lower frequencies. The lower end of the frequency spectrum, encompassing the traditional microwave frequency bands, requires the use of more expensive equipment and has become increasingly congested as compared to the millimeter wave frequency bands. Moreover, higher frequencies allow a greater number of channels to be allocated in the same percentage of spectrum compared to lower frequencies. The shorter transmission distances of higher frequencies also allow these frequencies to be reutilized beyond relatively small geographic areas such as those covered by existing cellular systems. Therefore, regulatory authorities responsible for the allocation of the radio wave spectrum are under increasing pressure to assign millimeter wave frequency bands to those applications that can effectively utilize this portion of the spectrum. For example, cellular, PCN/PCS and local loop service applications are being assigned millimeter wave frequency bands.

                           FREQUENCY GRAPH SPECTRUM

  Most conventional millimeter wave radio systems have been introduced by suppliers of microwave technology based on architectures that were originally designed and optimized for microwave frequency bands. These conventional systems often are expensive to install and configure, lack certain advanced features and do not readily support remote system management and maintenance. The Company believes that there is a significant market opportunity for short-haul communications solutions that are optimized for millimeter wave applications and offer high levels of functionality, ease of installation and a low cost of ownership.

THE P-COM SOLUTION

  The Company's Tel-Link millimeter wave radio systems and proprietary software offer telecommunications service providers wireless connections for short-haul applications. These systems are designed to be highly reliable, cost-effective and simple to install and maintain, thus lowering the service provider's overall cost of ownership. The Company markets its systems to cellular and PCN/PCS service providers implementing microcellular networks and to companies offering local loop services. The diagram below illustrates the use of the Company's systems to connect base stations in a PCN/PCS application; the Company's systems are used in a similar manner in cellular networks. This diagram also shows the use of the Company's systems in a PTO/local loop application to establish short-haul radio connections for telco service from a high capacity communications infrastructure.


                            P-COM TEL-LINK SYSTEMS
                                    DIAGRAM

  The Company believes its systems offer the following benefits:

  Commonality of Architecture. The Company's Tel-Link systems employ a design architecture that is optimized for operation at millimeter wave frequencies. In contrast to most conventional radio systems, the Company's systems across this frequency range are identical in architecture, functionality and features, except for the final stage of the system which determines the transmit and receive frequencies. This degree of commonality assists P-COM in providing a range of products to customers that operate systems in numerous millimeter wave bands. Currently, the Company is shipping 23 GHz, 38 GHz and 50 GHz systems, and has developed prototypes of a 15 GHz system. The common architecture employed in the Company's systems is designed to offer P-COM's customers lower overall cost of ownership and ease of system implementation through such benefits as reduced spare part inventories, common features and software across the family of systems, reduced training and easy integration into a network management system. The Tel-Link systems employ a high level of circuit integration, with the concomitant advantages of fewer components and connections, less heat dissipation and reduced human involvement in production and testing.

  Ease of Installation. The Company's systems were designed to lower installation costs by minimizing the time and effort involved in system implementation. The two primary assemblies of the systems, the outdoor unit ("ODU"), which is typically located on a tower or a rooftop, and the indoor unit ("IDU"), are connected with a single coaxial cable. Most conventional systems require multiple cable connections between the IDU and the ODU, are manually tuned and require numerous mechanical adjustments. The Company's systems are smaller and lighter than most conventional systems, and are software-configurable, requiring minimal manual tuning and mechanical adjustments during installation.

  High Level of Software Functionality. The Tel-Link architecture is designed to provide the Company's customers with a high level of functionality to facilitate operation of the systems. The configuration of the Company's systems, including setting the system's power and frequency and upgrading its capacity, can be performed via the keypad located on the IDU. The Company also offers proprietary Windows-based software tools that permit a user to perform system configuration from a personal computer attached directly to the IDU or from any remote location accessed through a network management system. The capacity of the Company's systems can be upgraded through software, providing a greater degree of flexibility for customers. In contrast, conventional millimeter wave systems typically require mechanical adjustments and manual tuning on both the IDU and ODU, and their capacities cannot be upgraded using software.

  Cost-effective Maintenance. The ease of maintenance of the Tel-Link systems is primarily due to the software embedded in the system and its software tools. The Company includes a significant amount of the system's circuitry in the IDU where system reliability is increased due to less demanding temperature extremes and maintenance is easier to perform. Most conventional systems contain more circuitry in the ODU, which exposes the circuitry to a wider temperature range. This may require that more maintenance take place in the ODU, which is typically more difficult to access. Use of the Company's proprietary maintenance software tools can be on-site at the IDU or from any remote location through a network management system. These tools allow the user to read the status of numerous radio parameters and to change settings and configurations if desired. Maintenance tools offered with the Tel-Link systems include in-service performance monitoring and analysis, system alarm reporting and IDU and ODU temperature readings.

THE P-COM STRATEGY

  The Company's goal is to become a leading supplier of high performance, short-haul radio systems operating in millimeter wave frequency bands. The following are the key elements of its strategy to achieve this objective:

  Focus on Millimeter Wave Market. The Company designed its products specifically for the millimeter wave frequency band, as compared to many competing suppliers that transferred existing technology from lower frequency systems to the millimeter wave frequency bands. The Company's core architecture was designed to optimize its systems for operation at millimeter wave frequencies. The Company currently ships 23 GHz, 38 GHz and 50 GHz systems, and has developed prototypes of a 15 GHz system. The Company is selling its systems primarily to cellular and PCN/PCS service providers implementing microcellular networks (Code Division Multiple Access (CDMA), Time Division Multiple Access
(TDMA) and Extended Time Division Multiple Access (E-TDMA)), PTO companies offering local loop services and service companies providing alternative access. The Company is developing systems which operate at additional millimeter wave frequencies.

  Expand Worldwide Presence. The Company is focused on expanding its presence internationally and further establishing its market position in the United States. To date, the market opportunities for the Company's systems have been greater abroad, as the markets for PCN/PCS and microcellular networks and local loop access have developed at a faster rate than in the United States. The Company intends to continue its international focus by meeting international telecommunications standards where appropriate and using strategic alliances to penetrate international markets. The Company has met the standards established by the European Telecommunications Standards Institute ("ETSI") and achieved regulatory approval for its 38 GHz systems in Australia, the Czech Republic, France, Germany, Greece, Hungary, Italy, Mexico, Spain, the United Kingdom and the United States. In addition, the Company has met ETSI standards and received regulatory approval for its 23 GHz systems in Australia, France, Germany, Hungary, Mexico, the United Kingdom and the United States. The process for additional regulatory approvals for these systems is underway in numerous other countries including Belgium and Switzerland. The Company's management team consists of a group of highly-experienced telecommunications executives from Italy, the United Kingdom and the United States. The Company has established and staffed a sales and customer support facility in the United Kingdom that serves as a base for the European market, and a customer support facility in Germany. The Company recently entered into a definitive agreement to acquire a 51% interest in Geritel, which has operations in Italy and France.

  Build and Sustain Manufacturing Cost Advantage. The Company has designed its system architecture to reduce the number of components incorporated in each system and to permit the use of common components across the range of the Company's products. The Company believes this will assist in the reduction of its manufacturing costs by permitting volume component purchases and enabling a standardized manufacturing process. The Company utilizes contract manufacturers to service its volume requirements, reserving its internal manufacturing capabilities to produce initial quantities of new products prior to commencement of volume shipments and to respond to special customer requirements regarding specifications or delivery.

  Leverage and Maintain Software Leadership. The Company seeks to differentiate its systems through the proprietary software embedded in the IDU and ODU and its Windows-based software tools. This software is designed to allow the Company to deliver to customers a high level of functionality in a system that can be easily configured by the user to meet particular needs. In addition, the embedded software enables the capacity of the Company's systems to be easily upgraded. Software tools are also offered to facilitate network management of the system. The Company intends to continue its focus on software development in order to support increasing levels of functionality and ease of configuration and use of the Company's systems.

  Position P-COM for Emerging Applications and Markets. The Company intends to market its systems for applications other than microcellular, PCN/PCS and local loop services and to explore emerging geographic markets. Many growing businesses and local government organizations are choosing to install, maintain and manage their own telecommunications infrastructures and only interface with a PTO where a connection to the public network is required. As the voice, data and video traffic within an organization increases, this approach becomes more cost-effective than leasing these intracompany services from a PTO. The Company believes that additional markets may develop abroad, as the implementation of the communications infrastructure upgrades in emerging countries increasingly bypasses traditional wired networks and moves directly to a cost-effective wireless network.

TECHNOLOGY AND PRODUCTS

  The Company believes its approach to millimeter wave radio systems is significantly different from most conventional approaches. Through the use of its proprietary digital signal processing, frequency converter and antenna interface technology, and its proprietary software and custom application-specific integrated circuits, the Company offers a highly-integrated, feature-rich system. This integration is designed to result in reliability and cost advantages. The microprocessors and embedded software in both the IDU and ODU enclosures enable flexible customization to the user's specific telecommunications network requirements.

 Millimeter Wave Technology

  Wireless transmission of voice, data and video traffic has become a desirable alternative to wired solutions due to its advantages in the ease and cost of implementation and maintenance. Since high frequency transmissions are best suited for shorter distances, microwave radio frequencies are typically used for communications links of 15 to 35 miles and millimeter wave radio frequencies for transmissions of up to 15 miles. In addition, the cost of millimeter wave radio systems is generally less than that of microwave radio systems.

  Most conventional millimeter wave radio systems use technology that is very similar to microwave radio technology, except that a millimeter wave frequency source is used at the final stage instead of a lower frequency microwave source. When transmitting, the IDU, which is the radio system's interface to the end-user's equipment, sends an unmodulated digital transmit signal to the ODU. In the ODU, this signal directly modulates a transmit Gunn oscillator which has its final frequency controlled by a synthesizer. The signal, now at the desired millimeter wave frequency, is then routed to the antenna for transmission to the millimeter wave radio system at the receiving end. At the receiving end, the incoming signal is mixed in a receive converter with a receive millimeter wave frequency source, typically a Gunn oscillator which has its frequency controlled by a synthesizer. The signal is then routed through an intermediate frequency (IF) converter, demodulated, and the resultant signal is then sent to the IDU where it is directed to the end-user's equipment.

  P-COM believes that its technology is currently significantly different from that contained in most conventional systems. When transmitting, the Company's IDU sends an already-modulated, IF transmit signal to the ODU where it is received by the IF processor, routed to the transmit converter and mixed with a synthesized frequency source. This signal is then amplified and passed through to the Company's proprietary frequency converter to establish the appropriate millimeter wave frequency. The signal is then routed to the antenna for transmission to the millimeter wave radio system at the receiving end. At the receiving end, the incoming signal is routed to the frequency converter and mixed in the downconverter with the same frequency source that was used when transmitting. The signal is passed through the same IF processor to the IDU where it is demodulated and sent to the end-user's equipment.

ARCHITECTURE COMPARISON
         CHART

  P-COM's architecture is designed to achieve reliability, cost, installation and maintenance benefits over conventional approaches. First, the Company incorporates the modulator and demodulator into the IDU rather than leaving these functions to be performed in the ODU. The Company believes this results in improved reliability over conventional approaches where the modulator/demodulator circuits are subject to more demanding environmental extremes. This also reduces required maintenance of the ODU, which is typically more difficult to access. Second, the Company employs a common architecture in the ODU for all stages of the system other than the frequency converter used to establish the millimeter wave frequency at which the system operates. In contrast, conventional millimeter wave systems often use different designs for several components of the ODU for each different frequency band. Third, the final transmit and receive frequencies are electronically tuneable either from the IDU or from a remote location using a network management system. In contrast, most conventional approaches employ a Gunn oscillator to generate the transmit millimeter wave frequency source and a second Gunn oscillator to receive the millimeter wave transmission from the remote end. These devices must be manually tuned and adjusted to achieve proper operation. The Gunn oscillator technology that is typically used in conventional approaches is inherently less reliable than P-COM's proprietary frequency converter technology. Finally, in P-COM's systems, the IDU and ODU are connected with a single coaxial cable, in contrast to many conventional systems that require multiple cable connections.

 P-COM System Architecture

  The Company's millimeter wave radios are comprised of three primary assemblies: the IDU, the ODU and the antenna. The IDU houses the digital signal processing and the modem functions, and interfaces to the ODU via a single coaxial cable. The ODU, a radio frequency (RF) enclosure, establishes the specific transmit and receive frequencies and houses the proprietary P-COM frequency converter. The antenna interfaces directly to the ODU via a proprietary P-COM waveguide transition technology. The following diagram illustrates a P-COM radio system:

DIAGRAM OF RADIO SYSTEM

  Indoor Unit (IDU) and Software. The IDU is the interface to the user's network. It is an indoor mounted assembly that contains baseband electronics, including the functions of line interface, digital signal processing, modulation/demodulation and intermediate frequency generation. The IDU also includes the alarm and diagnostic, service channel and telecommunications network management interfaces. Finally, the IDU contains the capability to set the system capacity, frequency synthesizer and power output of the radio; no access to the ODU is required.

  The configuration of the Company's systems, including the setting of the system's power, frequency and capacity, is performed via the keypad located on the IDU. The Company also offers proprietary Windows-based software tools that permit a user to perform system configuration from a personal computer attached directly to the IDU or from any remote location accessed through a network management system. In contrast, conventional millimeter wave systems typically require mechanical adjustments and manual tuning, which involves sending maintenance personnel to the radio location. The software embedded in the Company's systems also allows the easy upgrade of system capacity; no hardware changes are required.

  Outdoor Unit (ODU). The ODU consists of a lightweight, compact, integrated RF electronics enclosure which attaches to an antenna. The RF enclosure contains the electronics that convert and amplify the modulated signal received from the IDU. Typically, the ODU is installed outdoors on a tower or rooftop. The RF enclosure is connected to the antenna with the Company's proprietary waveguide transition that requires no alignment, tools or special techniques. It is secured to the antenna with quick release clips that typically allow an installer to replace the complete unit in less than five minutes. In addition, since the antenna mount is independent of the RF enclosure, replacement of the RF enclosure requires no realignment of the antenna.

  IDU-ODU Interconnection. The single coaxial cable connecting the Company's IDU and ODU carries transmit and receive signals as well as DC power. This cable can reach up to 1,000 feet without requiring additional amplification or a setting for a specific length. No specific matching is required between the ODU and IDU: any IDU within a particular capacity range (1, 2 or 4 lines; 8 or 16 lines) will operate to full specification with any ODU within that capacity range, irrespective of the frequency band in which the ODU operates. Many conventional systems require multiple cable connections, distance-specific settings and specific matching between the IDU and the ODU.

 Products

  The Company's products are based on a common system architecture and are designed to carry various combinations of voice, data and video traffic and to be easily configurable based on the needs of its customers. The Tel-Link systems operate at both E1 and T1/T3 data rates, as well as lower data rates. E1 is an international standard data rate operating at 2.048 megabits per second that carries 30 duplex voice circuits and T1 is a U.S. standard data rate operating at 1.544 megabits per second that carries 24 duplex voice circuits. T3 is a U.S. standard data rate operating at 44.736 megabits per second that carries 672 duplex voice circuits. The Company is also developing prototypes for Tel-Link systems that operate at E3 data rates. E3 is an international standard data rate operating at 34.368 megabits per second that carries 480 duplex voice circuits. Typical transmission distances for the Company's systems range from one to 15 miles, depending on the specific frequency at which the system operates, antenna size and local climate conditions.

  All of the Company's systems currently being shipped are designed to operate in millimeter wave frequency bands. The Company's systems have been shipped for network use or use in system trials in Australia, Belgium, Bulgaria, Canada, Chile, China, Columbia, the Czech Republic, England, France, Germany, Hong Kong, India, Ireland, Israel, Italy, Japan, Malaysia, Mexico, Saudi Arabia, Scotland, South Africa, Spain, Switzerland, Thailand, Turkey, the United States and Venezuela. The following table provides certain information about the 15 GHz, 23 GHz, 38 GHz and 50 GHz systems currently being marketed by the Company, the list price range of such systems, their transmission distances, the number of lines each system is designed to offer and the maximum number of voice channels each system is designed to support. List prices for each system are single quantity prices for one radio link consisting of two radios. The Company typically offers substantial volume price discounts. The higher end of the list prices represent prices for higher capacity radios. Except for the 15 GHz radio system and as otherwise noted, these configurations are currently being shipped to customers.

- -------------------------------------------------------------------------------

       FREQUENCY       STANDARD    NUMBER OF LINES     NUMBER OF VOICE CHANNELS
- -------------------------------------------------------------------------------
  15 GHZ SYSTEMS         E1*        1, 2, 4, 8, 16      30, 60, 120, 240, 480
   Distance: Up to 15    E3*        1                   480
  miles                  T1+        1, 4, 8, 16         24, 96, 192, 384
   List Price:           T3+        1                   672
     $30,000-$93,000     Data*      Various Data Rates  N/A
- -------------------------------------------------------------------------------
  23 GHZ SYSTEMS         E1         1, 2, 4, 8, 16      30, 60, 120, 240, 480
   Distance: Up to 10    E3*        1                   480
  miles                  T1+        1, 4, 8, 16         24, 96, 192, 384
   List Price:           T3*        1                   672
     $27,000-$82,000     Data++     Various Data Rates  N/A
- -------------------------------------------------------------------------------
  38 GHZ SYSTEMS         E1         1, 2, 4, 8, 16      30, 60, 120, 240, 480
   Distance: Up to 6     E3*        1                   480
  miles                  T1         1, 4, 8, 16*        24, 96, 192, 384
   List Price:           T3         1                   672
     $24,000-$73,000     Data       Various Data Rates  N/A
- -------------------------------------------------------------------------------
  50 GHZ SYSTEMS         E1         1, 2, 4, 8*, 16*    30, 60, 120, 240, 480
   Distance: Up to 3     Data++     Various Data Rates  N/A
  miles
   List Price:
     $30,000-$75,000

- -------------------------------------------------------------------------------

*Not currently available for shipment; prototypes under development.
+Not currently available for shipment; prototypes to be developed based on customer demand, if any.
++Currently available for shipment; no orders yet received.

SALES AND MARKETING

  The Company's sales and marketing efforts are headquartered in the Company's executive offices in Campbell, California. The Company has established and staffed a sales and customer support facility in the United Kingdom that serves as a base for the European market, and a customer support facility in Germany. The Company recently entered into a definitive agreement to acquire 51% of Geritel, which has operations in Italy and France. Internationally, the Company uses a variety of sales channels, including system providers, OEMs, dealers and local agents, as well as selling directly to its customers. The Company has sales offices or personnel located in England, France, Germany, Italy and Mexico, and has worldwide OEM agreements with Lucent Technologies, Inc. (formerly known as AT&T and referred to herein as "AT&T"), and Siemens. In addition, the Company has established agent relationships in numerous other countries in the Asia/Pacific region and in South America and Europe. In the United States, the Company utilizes both direct sales and OEM channels.

  The Company's current sales process is a typically lengthy one that commences with the solicitation of bids by prospective customers. If the Company is selected to proceed further, the Company may provide systems for incorporation into system trials or may proceed directly to contract negotiations. If system trials are required and successfully completed, the Company then negotiates a contract with the customer to set technical and commercial terms of sale. These terms of sale govern the purchase orders issued by the customer as the network is deployed. The Company anticipates that it will increasingly rely upon OEMs and system providers during the sales process, and will therefore have less direct contact during this process with end-users.

  The Company believes that due to the complexity of millimeter wave radio systems, a high level of technical sophistication is required on the part of the Company's sales and marketing personnel. In addition, the Company believes that customer service is fundamental to its success and potential for follow-on business. New customers are provided engineering assistance for installation of the first units as well as varying degrees of field training depending upon the customer's technical aptitude. All customers are provided telephone support via a 24-hour customer service help desk. The Company's customer service efforts are supplemented by its system providers.

  The Company believes that it must continue to expand its sales and marketing organization worldwide. Any significant sales growth will be dependent in part upon the Company's expansion of its marketing, sales and customer support capabilities, which will require significant expenditures to build the necessary infrastructure.

CUSTOMERS

  The Company's customers currently are grouped within two general categories: end-users, which incorporate the Company's systems into networks to deliver communications services directly to consumers; and system providers, which incorporate P-COM systems into networks to be sold to end-users, that in turn provide communications services directly to consumers. Certain customers may act as both end-users and system providers depending on the circumstances.

 End-users

  These users include regulated and non-regulated providers of wireless voice, data and video services to corporate and individual customers. Current and potential applications include cellular and PCN/PCS networks (CDMA, TDMA and E-TDMA), PTO/local loop service, network interconnections and access to long distance networks. For cellular and PCN/PCS applications, users of P-COM's systems in a single cellular service area may include multiple PCN/PCS providers, wireline cellular service operators, non-wireline cellular service operators and alternate service providers.

 System Providers

  These customers provide engineering and installation services for their customers, which consist of cellular service providers, private corporations, utilities and local government entities. Current and potential applications include supervisory control systems for water, electric and gas companies, local area networks for private corporations and educational institutions, and voice/data/video networks for government users (police, fire, safety). These in-country system providers accomplish the network design and provide the field effort necessary to install, commission and maintain the Company's millimeter wave systems. System providers are also extensively used by PTOs and cellular and PCN companies in China, Eastern Europe, India, Russia and other developing countries.

  As of March 31, 1996, the Company has shipped its millimeter wave systems primarily to the following end-users and system providers:

           END-USERS                            SYSTEM PROVIDERS
           ---------                            ----------------
Advanced Radio Technologies      Bosch Telecom GmbH
 Corporation (now known as       Elettronica Industriale S.p.A.
 Advanced Radio Telecom Corp.)   International Communication Technologies, Inc.
China Magnetic Recording         Lucent Technologies, Inc.
Corporation                       (including the entities formerly known as
Grupo Iusacell S.A. de C.V.       AT&T Network Systems Deutschland GmbH
Mercury Communications Ltd.       and AT&T Network Systems Nederland BV)
Mercury Personal Communications  Siemens Telecommunicazioni S.p.A.
Norweb plc                        (now known as Italtel)
Orange Personal Communications
Ltd.
Pacific Bell Mobile Services
Southwestern Bell Technology
Resources, Inc.
WinStar Wireless, Inc.

  To date, approximately 30 customers have accounted for all of the Company's sales. Sales to Alcatel and Elettronica Industriale S.p.A. accounted for 66% and 25%, respectively, of total sales for the year ended December 31, 1993. Sales to Grupo Iusacell S.A. de C.V., Orange Personal Communications Ltd., Mercury Communications Ltd., and Elettronica Industriale S.p.A. accounted for 24%, 15%, 12% and 11% of the Company's sales, respectively, in 1994. Sales to AT&T, Orange Personal Communications Ltd., Siemens and WinStar accounted for approximately 24%, 22%, 12% and 22% of the Company's sales, respectively, in 1995. For the three months ended March 31, 1996, sales to AT&T, Orange Personal Communications Ltd, Siemens and ART accounted for approximately 10%, 15%, 26% and 17% of the Company's sales, respectively. For the year ended December 31, 1995, five customers accounted for 89% of the Company's sales, and as of December 31, 1995, seven customers accounted for a substantial majority of the Company's backlog scheduled for shipment in the twelve months subsequent to December 31, 1995. During the first quarter of 1996, four customers accounted for 68% of the Company's sales. The Company anticipates that, at least for the near term, it will continue to sell its radio systems to a changing, but still relatively small, group of customers. Some of the Company's customers that are implementing new networks are at early stages of development and may require additional capital to implement fully their planned networks. The Company's ability to achieve or increase its sales in the future will depend in significant part upon its ability to obtain and fulfill orders from existing and new customers and maintain relationships with and provide support to existing and new customers, its ability to manufacture systems on a timely and cost-effective basis and to meet stringent customer performance and other requirements and shipment delivery dates, as well as the condition and success of its customers. As a result, any cancellation, reduction or delay in orders by or shipments to any customer, as a result of manufacturing difficulties or otherwise, or the inability of any customer to finance its purchases of the Company's radio systems may have a material adverse effect upon the Company's business, financial condition and results of operations. There can be no assurance that the Company's sales will increase in the future or that the Company will be able to retain and support existing customers or to attract new customers.

  The Company's backlog was approximately $27.2 million as of December 31, 1994, as compared to approximately $42.4 million as of December 31, 1995. The change is primarily due to increased domestic orders from two customers. As of March 31, 1996, four customers accounted for 97% of the Company's backlog scheduled for shipment in the twelve months subsequent to March 31, 1996. The Company includes in backlog only those firm customer commitments to be shipped within the following twelve months. Backlog is not necessarily indicative of future sales for any particular period. Moreover, at least a majority of the Company's backlog scheduled for shipment in the twelve months subsequent to March 31, 1996 can be canceled since orders are often made substantially in advance of shipment, and the Company's contracts typically provide that orders may be canceled with limited or no penalties up to a specified period (typically 30 to 90 days) before shipment, and in some cases at any time.

MANUFACTURING

  The Company's manufacturing objective is to produce systems that conform to P-COM's specifications at the lowest possible manufacturing cost. The Company has designed its system architecture to reduce the number of components incorporated in each system and to permit the use of common components across the range of the Company's products. P-COM believes this will assist in the reduction of its manufacturing costs, permitting volume component purchases and enabling a standardized manufacturing process. Where appropriate, the Company has developed component designs internally to seek to obtain higher performance from its systems at a lower cost. The Company is engaged in an effort to increase the standardization of its manufacturing process in order to permit it to more fully utilize contract manufacturers.

  As part of its program to reduce the cost of its radio systems and to support an increase in the volume of orders, the Company first began to utilize contract manufacturers to produce its systems, components and subassemblies in the fourth quarter of 1994, and expects to rely increasingly on such manufacturers in the future. Currently, these contract manufacturers are Celeritek, Remec, Inc., Sanmina Corporation, SPC Electronics Corp. and Senior Systems Technology, Inc.

  The Company also relies on outside vendors to manufacture certain components and subassemblies used in the production of the Company's radio systems. Certain components, subassemblies and services necessary for the manufacture of the Company's systems are obtained from a sole supplier or a limited group of suppliers. In particular, Aethera, Inc., Celeritek, MilliWave, MIZAR, S.p.A. and Xilinx, Inc. each are sole or limited source suppliers for critical components used in the Company's radio systems. The Company intends to reserve its internal manufacturing capacity for new products and products manufactured in accordance with a customer's custom specifications or expedited delivery schedule. Therefore, the Company's internal manufacturing capability for standard products is very limited, and the Company intends to rely on contract manufacturers for large scale manufacturing. There can be no assurance that the Company's internal manufacturing capacity and that of its contract manufacturers will be sufficient to fulfill the Company's orders. Failure to manufacture, assemble and ship systems and meet customer demands on a timely and cost effective basis could damage relationships with customers and have a material adverse effect on the Company's business, financial condition and operating results.

  The Company's reliance on contract manufacturers and on sole suppliers or a limited group of suppliers and the Company's increasing reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of finished radio systems and required components and subassemblies, and reduced control over the price, timely delivery, reliability and quality of finished radio systems, components and subassemblies. The Company does not have long-term supply agreements with most of its manufacturers or suppliers. In addition, the Company has from time to time experienced and may in the future continue to experience delays in the delivery of and quality problems with radio systems and certain components and subassemblies from vendors. Manufacture of the Company's radio systems and certain of these components and subassemblies is an extremely complex process, and there can be no assurance that delays caused by contract manufacturers and suppliers will not occur in the future. Certain of the Company's suppliers have relatively limited financial and other resources. Although the Company intends to qualify alternative sources and has the ability to manufacture its finished radio systems in limited quantities and certain of such components internally, any inability to obtain timely deliveries of components and subassemblies of acceptable quality or any other circumstance that would require the Company to seek alternative sources of supply, or to manufacture its finished radio systems or such components and subassemblies internally could delay the Company's ability to ship its systems. Any such delay could damage relationships with current or prospective customers and could therefore have a material adverse effect on the Company's business, financial condition and operating results.

COMPETITION

  The wireless communications market is intensely competitive. The Company's wireless-based radio systems compete with other wireless telecommunications products and alternative telecommunications transmission media, including copper and fiber optic cable. The Company experiences intense competition worldwide from a number of leading telecommunications companies that offer a variety of competitive products and broader telecommunications product lines, including Alcatel Network Systems, California Microwave, Inc., Digital Microwave Corporation, Ericsson Limited, Harris Corporation --Farinon Division and Nokia Telecommunications, most of which have substantially greater installed bases, financial resources and production, marketing, manufacturing, engineering and other capabilities than the Company. The Company faces actual and potential competition not only from these established companies, but also from startup companies that are developing and marketing new commercial products and services. The Company may also face competition in the future from new market entrants offering competing technologies. In addition, the Company's current and prospective customers and partners, certain of which have access to the Company's technology or under some circumstances have been granted the right to use the technology for purposes of manufacturing, have developed, are currently developing or could develop the capability to develop or manufacture products competitive with those that have been or may be developed or manufactured by the Company. The Company's future results of operations may depend in part upon the extent to which these customers elect to purchase from outside sources rather than develop and manufacture their own radio systems. There can be no assurance that such customers will rely on or expand their reliance on the Company as an external source of supply for their radio systems. The principal elements of competition in the Company's market and the basis upon which customers may select the Company's systems include price, performance, software functionality, ability to meet delivery requirements and customer service and support. There can be no assurance that the Company will be able to compete effectively with respect to such elements. Recently, certain of the Company's competitors have announced the introduction of competitive products, including related software tools, and the acquisition of other competitors and competitive technologies. Within the near future, the Company expects its competitors to continue to improve the performance and lower the price of their current products and to introduce new products or new technologies that provide added functionality and other features that may or may not be comparable to the Company's products. New product introductions and enhancements by the Company's competitors could cause a significant decline in sales or loss of market acceptance of the Company's systems or intense price competition, or make the Company's systems or technologies obsolete or noncompetitive. The Company expects to continue to experience significant price competition that may materially adversely affect its gross margins and its results of operations. The Company believes that to be competitive, it will continue to be required to expend significant resources on, among other items, new product development and enhancements and to reduce the costs of its systems. In marketing its systems, the Company will face competition from vendors employing other technologies that may extend the capabilities of their competitive products beyond their current limits, increase their productivity or add other features. There can be no assurance that the Company will be able to compete successfully in the future.

GOVERNMENT REGULATION

  Radio communications are subject to extensive regulation by the United States and foreign laws and international treaties. The Company's systems must conform to a variety of domestic and international requirements established to, among other things, avoid interference among users of radio frequencies and to permit interconnection of equipment. Each country has a different regulatory process. In order for the Company to operate in a jurisdiction, it must obtain regulatory approval for its systems and comply with such regulations. Regulatory bodies worldwide are continuing the process of adopting new standards for wireless communication products. The delays inherent in this governmental approval process may cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company and its customers, which in turn may have a material adverse effect on the sale of systems by the Company to such customers. The failure to comply with current or future regulations could result in suspension or cessation of operations. Such regulations could require the Company to change the features of its radio systems and incur substantial costs to comply with such time-consuming regulations. In addition, the Company is also affected to the extent that domestic and international authorities regulate the allocation and auction of the radio frequency spectrum. Equipment to support new services can be marketed only if permitted by suitable frequency allocations, auctions and regulations, and the process of establishing new regulations is complex and lengthy. To the extent PCS operators and others are delayed in deploying these systems, the Company could experience delays in orders. Failure by the regulatory authorities to allocate suitable frequency spectrum could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, delays in the radio frequency spectrum auction process in the United States could delay the Company's ability to develop and market equipment to support new services. These delays could have a material adverse effect on the Company's business, financial condition and results of operations.

  The regulatory environment in which the Company operates is subject to change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact the Company's operations by restricting development efforts by the Company's customers, making current systems obsolete or increasing the opportunity for additional competition. Any such regulatory changes, including changes in the allocation of available spectrum, could have a material adverse effect on the Company's business and results of operations. The Company might deem it necessary or advisable to modify its systems to operate in compliance with such regulations. Such modifications could be extremely expensive and time-consuming.

RESEARCH AND DEVELOPMENT

  The Company has a continuing research and development program in order to enhance its existing systems and related software tools and to introduce new systems. The Company invested approximately $4.8 million, $6.9 million, $10.6 million and $3.6 million in 1993, 1994, 1995 and the first quarter of 1996, respectively, and expects to continue to invest significant resources in research and development, including new product development.

  The wireless communications market is subject to rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in end-user requirements and evolving industry standards. The Company's ability to be competitive in this market will depend in significant part upon its ability to develop successfully, introduce and sell new systems and enhancements and related software tools on a timely and cost-effective basis that respond to changing customer requirements. The Company has experienced and may in the future experience delays from time to time in completing development and introduction of new systems, enhancements or related software tools. There can be no assurance that errors will not be found in the Company's systems after commencement of commercial shipments, which could result in the loss of or delay in market acceptance. The inability of the Company to introduce in a timely manner new systems, enhancements or related software tools that contribute to sales could have a material adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY

  The Company believes that any success of its business will depend more on the technical competence, creativity and marketing abilities of its employees than on patents, trademarks and other intellectual property rights. Nevertheless, the Company has a policy of seeking patents when appropriate on inventions resulting from its ongoing research and development and manufacturing activities. The Company currently holds one U.S. patent and has three patent applications on file at the U.S. Patent and Trademark Office. The Company's patent expires in 2010.

  The Company attempts to protect its intellectual property rights through patents, trademarks, trade secrets and other measures. The Company generally enters into confidentiality and nondisclosure agreements with its service providers, customers and others, and attempts to limit access to and distribution of its proprietary rights. The Company also enters into software license agreements with its customers and others. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, that disputes with respect to the ownership of its intellectual property rights will not arise, that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any patent owned by the

Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products or software, duplicate the Company's products or software or design around the patents owned by the Company or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

  Litigation may be necessary to enforce the Company's patents, copyrights and other intellectual property rights, to protect the Company's trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement or invalidity claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future or that such assertions will not materially adversely affect the Company's business, financial condition and results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation.

EMPLOYEES

  As of March 31, 1996, the Company had a total of 178 employees, including 63 in operations, 51 in research and development, 28 in sales and marketing, 19 in quality assurance and 17 in administration. The Company believes its future results of operations will depend in large part on its ability to attract and retain highly skilled employees. None of the Company's employees are represented by a labor union, and the Company has not experienced any work stoppages. The Company considers its employee relations to be good.

FACILITIES

  The Company maintains its corporate headquarters in Campbell, California. This leased facility, totaling approximately 61,000 square feet, contains corporate administration, sales and customer support, engineering and manufacturing functions. The lease agreement for this headquarters facility expires in November 2000.

  The Company also maintains a sales and customer support facility in Redditch, England. The Redditch facility is approximately 5,000 square feet and is held under a lease agreement that expires in June 2005. In addition, the Company leases an approximately 1,000 square foot warehouse and office facility located in Frankfurt, Germany. The Frankfurt facility is held under a lease agreement that expires in December 1997.

  Geritel owns and maintains its corporate headquarters in Tortona, Italy. This facility is approximately 36,000 square feet and contains design, test, manufacturing, mechanical and warehouse functions.

  The Company's facilities are fully utilized. The Company believes that these facilities are adequate to meet its current and foreseeable requirements or that suitable additional or substitute space will be available as needed.

LEGAL PROCEEDINGS

  The Company is not subject to any legal proceedings that, if adversely determined, would cause a material adverse effect on the Company's financial condition, business or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning the directors and executive officers of the Company as of April 15, 1996:

          NAME           AGE                           POSITION
          ----           ---                           --------
George P. Roberts.......  63 Chairman of the Board, President and Chief Executive Officer
Pier Antoniucci.........  54 Executive Vice President
Michael Sophie..........  38 Chief Financial Officer, Vice President,
                             Finance and Administration and Controller
John Wood...............  40 Vice President, Engineering
Kenneth E. Bean, II.....  39 Vice President, Manufacturing
Michael C. Brooks (1)...  51 Director
Gill Cogan (1)(2).......  44 Director
John A. Hawkins (1).....  35 Director
M. Bernard Puckett (2)..  51 Director

- --------
(1) Member of Compensation Committee
(2) Member of Audit Committee

  Mr. Roberts is a founder of the Company and has served as President, Chief Executive Officer and a Director since October 1991. Since September 1993, he has also served as Chairman of the Board of Directors. From May 1989 to August 1991, Mr. Roberts was Chief Operating Officer for Digital Microwave Corporation, a wireless communications company. From October 1984 to May 1989, Mr. Roberts was President of American Satellite Company, a wholly owned subsidiary of Contel, an independent telecommunications company. Mr. Roberts serves as a director of one private company. Mr. Roberts holds a B.S. in Electrical Engineering from the University of Arizona and has completed graduate business studies at the University of Arizona and the University of California -- Los Angeles.

  Mr. Antoniucci has served as Executive Vice President for the Company since July 1995. From December 1992 to June 1995, Mr. Antoniucci served as Senior Vice President, Marketing and Sales for the Company. From September 1992 to November 1992, Mr. Antoniucci was Vice President, Purchasing for Alcatel-Telettra, a manufacturer of telecommunications products. From July 1986 to August 1992, Mr. Antoniucci was President of Granger-Telettra J.V., a provider of digital microwave systems located in the United States that resulted from the acquisition of Granger by Telettra. From October 1972 to June 1986, Mr. Antoniucci served in various management positions at Telettra, including Vice President of the E.F.I. Business Unit, Vice President of the Telecom Infrastructure Business Unit and Project Manager at Telettra/Ford Aerospace. Telettra was an Italian manufacturer of telecommunications products that was subsequently acquired by Alcatel Network Systems. Mr. Antoniucci holds a doctorate in Electrical Engineering from Bologna University in Bologna, Italy.

  Mr. Sophie was appointed Chief Financial Officer of the Company in April 1996 and has served as Vice President, Finance and Administration and Controller of the Company since September 1993. From December 1989 to August 1993, Mr. Sophie was Vice President, Finance and Administration of the Loral Fairchild Imaging Sensors Division, a manufacturer of CCDs and cameras. From December 1982 to December 1989, Mr. Sophie served in various financial positions at Avantek, a telecommunications company, including Division Controller and Group Controller. Prior to December 1982, Mr. Sophie held various financial positions for IBM and Fairchild Semiconductor and Signetics, two semiconductor manufacturers. Mr. Sophie holds an M.B.A. from the University of Santa Clara and a B.S. in Business Administration from California State University, Chico.

  Mr. Wood has served as Vice President, Engineering for the Company since April 1993. From August 1992 to March 1993, Mr. Wood served as Director of Systems Engineering for the Company. From June 1990 to July 1992, Mr. Wood was Manager of Transmission Engineering for Mercury Personal Communications, a British telecommunications company. From September 1976 to May 1990, Mr. Wood held various technical and management positions at Marconi Communications, a British telecommunications equipment manufacturing company. Mr. Wood holds a B.Sc. in Physics and Electronics from Manchester University in Manchester, England.

  Mr. Bean has served as Vice President, Manufacturing of the Company since August 1995. From September 1992 to June 1995, Mr. Bean was Director of Quality Assurance of the Company. From June 1989 to March 1992, Mr. Bean was a Senior Quality Field Engineer at TRW Space and Defense, a provider of satellite communications equipment. From January 1989 to June 1989, Mr. Bean was a Senior Quality Engineer at Eaton, a manufacturer of microwave components for various telecommunications applications, and from October 1987 to January 1989, Mr. Bean was a Quality Manager at Gamma Microwave, a wireless component manufacturer. Mr. Bean holds a B.A. in Industrial Arts with a minor in Business from San Jose State University.

  Mr. Brooks has served as a Director of the Company since November 1993. He has been a General Partner of J.H. Whitney & Co., a venture capital partnership, since January 1985 and currently serves as Managing Partner. Mr. Brooks is also a director of SunGard Data Systems, Inc., a computer software and services company, and several private companies. Mr. Brooks holds an M.B.A. from the Harvard Graduate School of Business Administration and a B.A. in History from Yale College.

  Mr. Cogan has served as a Director of the Company since November 1993. Since January 1994, Mr. Cogan has been a principal of Weiss, Peck & Greer, L.L.C., an investment company, and since 1990, he has been a general partner of Weiss, Peck & Greer Venture Partners II, L.P., a private venture capital investment firm. From August 1986 to November 1990, Mr. Cogan was a partner of Adler & Company, a venture capital group specializing in technology-related investments. From 1983 to 1985, Mr. Cogan was Chairman and Chief Executive Officer of Formtek, an imaging and data management computer company. Mr. Cogan serves as a director of Electronics for Imaging, Inc., an electronic imaging company; Micro Linear Corporation, a company that develops and markets high performance and mixed signal integrated circuits; Harmonic Lightwaves, Inc., a company that supplies highly integrated fiber optic transmission systems; Number Nine Visual Technology Corporation, a company that supplies high performance visual technology solutions; Integrated Packaging Assembly Corporation, a semiconductor packaging foundry; and several private companies. Mr. Cogan holds a B.S. in Physics and an M.B.A. from the Graduate School of management at the University of California -- Los Angeles.

  Mr. Hawkins has served as a Director of the Company since September 1991. Since August 1995, Mr. Hawkins has been a General Partner of Generation Partners, a private equity firm. From May 1992 to July 1995, he was a General Partner of certain venture capital funds associated with Burr, Egan, Deleage & Co., a venture capital company. From November 1987 to May 1992, Mr. Hawkins was an Associate with Burr, Egan, Deleage & Co. He is currently a limited partner of certain venture capital funds associated with Burr, Egan, Deleage & Co. Mr. Hawkins serves as a director of PixTech, Inc., a manufacturer of flat panel displays, and several private companies. Mr. Hawkins holds an M.B.A. from the Harvard Graduate School of Business Administration and a B.A. in English Literature from Harvard University.

  Mr. Puckett has served as a Director of the Company since May 1994. From June 1995 to January 1996, he was President and Chief Executive Officer of Mobile Telecommunication Technologies Corp. ("Mtel"), a telecommunications corporation. From January 1994 to May 1995, Mr. Puckett was President and Chief Operating Officer of Mtel. From June 1993 to December 1993, Mr. Puckett was Senior Vice President, Corporate Strategy and Development for IBM. Between September 1967 and June 1993, Mr. Puckett served in various management and marketing positions at IBM. Mr. Puckett served as a director of Mtel from January 1994 to January 1996 and currently serves as a director of Dun & Bradstreet and R.R. Donnelley. Mr. Puckett holds a B.S. in Mathematics from the University of Mississippi.

TECHNICAL AND EXECUTIVE ADVISORY BOARD

  In November 1991, the Company established a Technical and Executive Advisory Board (the "Advisory Board"). The Advisory Board consists of individuals with expertise in the cellular/wireless telecommunications industry and in the international telecommunications market who advise the Company on strategic issues.

  The members of the Advisory Board are:

  Charlie Bass has been the General Partner of Bass Associates, a venture capital firm, since September 1989. Dr. Bass has also been a Consulting Professor of Electrical Engineering at Stanford University since September 1985. Dr. Bass is currently a director of Parallan Computers, a company that manufactures CD-Rom Servers, and of several private communications companies. Dr. Bass also served as Chairman of the Board of Directors of the Company from September 1991 to September 1993. Dr. Bass holds a Ph.D. in Electrical Engineering from the University of Hawaii and a B.S. in Physics from the University of Florida.

  Neil E. Cox has been Vice President of Operations for Ameritech International, Inc. ("Ameritech"), a global telecommunications company, since January 1992. From September 1987 to January 1992, Mr. Cox was Director of Engineering for Ameritech's Cellular Communications Business. From June 1972 to September 1987, Mr. Cox held various engineering and management positions with Bell Communications and Research and Indiana Bell, two telecommunications companies. Mr. Cox currently serves as a director for several telecommunications companies. Mr. Cox holds a B.S. in Electrical Engineering from Purdue University.

  Robert C. Hawk has been President of the Carrier Division of U.S. West, Inc. ("U.S. West"), a telecommunications company, since January 1988. From April 1986 to December 1988, Mr. Hawk served as Vice President, Marketing for U.S. West. From August 1983 to March 1986, Mr. Hawk was Vice President, Marketing and Sales for CXC Corporation, a manufacture of PBXs. Mr. Hawk currently serves as a director of Octel Communications Corporation, a telecommunications company, Hello Direct, a telephone equipment manufacturing and distribution company, Teleos Communications, Inc., a company that manufactures, distributes and services network access equipment, and PairGain Technologies, Inc., a telecommunications company. Mr. Hawk holds an M.B.A. from the University of San Francisco and a B.A. in Business Administration from the University of Iowa.

  Ben Jarvis has been the Chief Executive Officer of PTN Hungary, a Hungarian-based telecommunications company, since 1993. From 1989 to 1993, Mr. Jarvis served as Vice President, Technology for U.S. Intelco Networks, Inc., a U.S. telecommunications company. From 1986 to 1989, Mr. Jarvis was the Senior Vice President of Engineering and Field Services at Contel ASC, a telecommunications company.

  Guido Vannucchi has been Vice-Chairman of Olivetti Telemedia, a multimedia service company, since December 1994. From November 1993 to October 1994, Dr. Vannucchi was Director of Technological Management and Planning at RAI, the Italian broadcasting service company. From January 1991 to October 1993, Dr. Vannucchi was a Professor of Economics and Industrial Organization at the Politecnico of Milano in Milan, Italy and also founded M&IP, a telecommunications management consulting company. From 1960 to October 1990, Dr. Vannucchi served in various positions at Telettra S.p.A., a telecommunications company, including Chief Operating Officer. Dr. Vannucchi holds a doctorate in Industrial Engineering from the University of Bologna in Bologna, Italy, and an M.S. in Electrical Engineering from Stanford University.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of April 2, 1996 and as adjusted to reflect the sale of 1,830,000 shares of Common Stock being offered hereby, by (i) each person (or group of affiliated persons) who is known by the Company to beneficially own more than five percent of the Company's Common Stock, (ii) the Selling Stockholders, (iii) each of the Company's Directors, (iv) the Company's Chief Executive Officer and each of the other executive officers and (v) the Company's Directors and executive officers as a group.

                           SHARES BENEFICIALLY
                             OWNED PRIOR TO                 SHARES BENEFICIALLY
                                OFFERING                    OWNED AFTER OFFERING
                          ---------------------             --------------------
                                                 SHARES TO
                                                BE SOLD IN
    BENEFICIAL OWNER      NUMBER(1) PERCENT(2)  OFFERING(3) NUMBER(1) PERCENT(4)
    ----------------      --------- ----------- ----------- --------- ----------
George P. Roberts (5)...    661,118     3.9%       87,634     573,484     3.1%
Pier Antoniucci (6).....    229,728     1.4%       66,666     163,062       *
Kenneth E. Bean, II (7).     41,185       *         1,200      39,985       *
Michael Sophie (8)......     85,512       *         2,500      83,012       *
John R. Wood (9)........     90,843       *        12,000      78,843       *
Michael C. Brooks (10)..    576,626     3.4%           --     576,626     3.1%
Gill Cogan (11).........    456,319     2.7%           --     456,319     2.5%
John A. Hawkins.........      7,600       *            --       7,600       *
M. Bernard Puckett (12).     26,666       *            --      26,666       *
Putnam Investment, Inc.
(13)....................  2,007,453    12.0%           --   2,007,453    10.8%
 One Post Office Square
 Boston, Massachusetts
02109
Weiss, Peck & Greer
 Venture Capital Funds
 (14)...................    447,030     2.7%           --     447,030     2.4%
 c/o Weiss, Peck & Greer
 555 California Street
 San Francisco, CA 94104
All current directors
 and executive officers
 as a group (9 persons)
 (15)...................  2,175,597    12.6%      170,000   2,005,597    10.5%

- --------
   * Less than 1%.
 (1) Except as indicated in the other footnotes to this table, based on information provided by such persons and subject to applicable community property laws, the persons named in the table above have sole voting and investment power with respect to all of the shares of Common Stock shown as beneficially owned by them.
 (2) Percentage of ownership is based on 16,791,129 shares of Common Stock outstanding on March 31, 1996. Shares of Common Stock subject to stock options that are exercisable within 60 days of April 2, 1996 are deemed outstanding for computing the percentage of the person or group holding such options, but are not deemed outstanding for computing the percentage of any other person or group.

 (3) In the event the Underwriters' over-allotment option is exercised in full, Mr. Roberts would sell an additional 36,625 shares of Common Stock and will own 548,109 shares, representing 2.9% of the shares of Common Stock to be outstanding after giving effect to the sale of shares to the public offered by the Company hereby and assuming no exercise of outstanding options or other shares issued after March 31, 1996.

 (4) Percentage of ownership is based on the 18,621,129 shares of Common Stock to be outstanding after giving effect to the sale of the shares of Common Stock to the public offered by the Company hereby and assuming no exercise of outstanding options or other shares issued after March 31, 1996. Shares of Common Stock subject to stock options that are exercisable within 60 days of April 2, 1996 are deemed outstanding for computing the percentage of the person or group holding such options, but are not deemed outstanding for computing the percentage of any other person or group.

 (5) Includes 146,666 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after April 2, 1996.

 (6) Includes 163,062 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after April 2, 1996. Subsequent to April 2, 1996, 66,666 shares were gifted by Mr. Antoniucci to the Pier G. and Ann Antoniucci Charitable Remainder Unitrust (the "Trust"). The shares to be sold in the offering consist entirely of shares held by the Trust.
 (7) Includes 41,112 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after April 2, 1996.
 (8) Includes 78,292 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after April 2, 1996.
 (9) Includes 61,332 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after April 2, 1996.
(10) Includes 103,594 shares held by J.H. Whitney & Co. ("JHW&Co.") and 414,524 shares held by Whitney 1990 Equity Fund, L.P. ("Whitney Equity Fund"). Mr. Brooks, a Director of the Company, is a General Partner of each of JHW&Co. and Whitney Equity Fund. As such, Mr. Brooks may be deemed to share voting and investment power with respect to these shares. Mr. Brooks disclaims beneficial ownership of the shares held by JHW&Co. and Whitney Equity Fund except to the extent of his pecuniary interest in the shares held by JHW&Co. and Whitney Equity Fund. Does not include an aggregate of 1,200 shares held by Mr. Brooks' children, with respect to which Mr. Brooks disclaims beneficial ownership. In addition, in connection with the retirement of a general partner of JHW&Co. and Whitney Equity Fund, such retired partner has the right to receive a portion of any increase in the value of the Company's stock held by JHW&Co. and Whitney Equity Fund above such firms' valuation per share on December 31, 1993. Amounts payable to such retired partner will be determined upon any sale or deemed sale of the Company's stock by JHW&Co. or Whitney Equity Fund.
(11) Includes 171,774 shares owned by Weiss, Peck & Greer Venture Associates II, L.P. ("WPGVAII"), 37,606 shares owned by Weiss, Peck & Greer Venture Associates II (Overseas), Ltd. ("WPGVAII Overseas"), and 237,650 shares owned by WPG Enterprise Fund, L.P. ("WPGEF"). Mr. Cogan, a Director of the Company, is a general partner of Weiss, Peck & Greer Venture Partners II, L.P., the general partner of WPGVAII and WPGEF, and general partner of WPG Venture Advisers, L.P., the advisor to WPGVAII Overseas. As such, Mr. Cogan may be deemed to share voting and investment power with respect to such shares. Mr. Cogan disclaims beneficial ownership of such shares except to the extent of his interest in such shares arising from his interests in the entities referred to herein.
(12) Includes 16,666 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after April 2, 1996.
(13) Pursuant to an Amendment No. 1 to Schedule 13G, dated January 15, 1996, certain Putnam investment managers (together with their parent corporations, Putnam Investments, Inc. and Marsh & McLennan Companies, Inc.) have reported beneficial ownership of an aggregate of 2,007,453 shares of the Company's voting stock, which shares were acquired for investment purposes by such investment managers for certain of their advisory clients. Such entities have reported shared power to dispose of or direct the disposition of all such shares, and shared power to vote or direct the vote of 197,800 of the shares.
(14) Includes 171,774 shares owned by WPGVAII, 37,606 shares owned by WPGVAII Overseas, and 237,650 shares owned by WPGEF. Mr. Cogan, a Director of the Company, is a general partner of Weiss, Peck & Greer Venture Partners II, L.P., the general partner of WPGVAII and WPGEF, and general partner of WPG Venture Advisers, L.P., the advisor to WPGVAII Overseas. As such, Mr. Cogan may be deemed to share voting and investment power with respect to such shares. Mr. Cogan disclaims beneficial ownership of such shares except to the extent of his interest in such shares arising from his interests in the entities referred to herein.

(15) Includes 507,130 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after April 2, 1996.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 30,000,000 shares of common stock, $0.0001 par value (the "Common Stock"), and 2,000,000 shares of undesignated preferred stock, $0.0001 par value (the "Preferred Stock").

COMMON STOCK

  As of March 31, 1996, there were 16,791,129 shares of Common Stock outstanding which were held of record by approximately 179 stockholders. There will be 18,621,129 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered by the Company hereby and assuming no exercise of outstanding options or other shares issued after March 31, 1996.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

UNDESIGNATED PREFERRED STOCK

  The Company's Amended and Restated Certificate of Incorporation authorizes 2,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (for the purposes of determining the number of shares outstanding, under Delaware law, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer are excluded from the calculation); or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  Section 203 defines a business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

  Certain provisions of the Company's Certificate of Incorporation, equity incentive plans, Bylaws and Delaware law may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. In particular, the existence of the Company's classified Board of Directors and the ability of the Board of Directors to issue blank check Preferred Stock without further stockholder approval may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock.

REGISTRATION RIGHTS

  After this offering, certain holders of shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Act. Under the terms of the agreements between the Company and the holders of such registrable securities, if the Company proposes to register any of its securities under the Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. The stockholders benefiting from these rights may also require the Company on two separate occasions to file a registration statement under the Act at its expense with respect to their shares of Common Stock, and the Company is required to use its diligent reasonable efforts to effect such registration. Further, such holders may require the Company to file additional registration statements on Form S-3. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of the Company not to effect a requested registration within six months following an offering of the Company's securities, including the offering made hereby.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, 2nd Floor, Glendale, California 91201. Its telephone number is (818) 502-1404.

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC, PaineWebber Incorporated and Prudential Securities Incorporated (the "Representatives"), have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the Underwriting Agreement, to purchase the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        NUMBER
    UNDERWRITER                                                        OF SHARES
    -----------                                                        ---------
   Robertson, Stephens & Company LLC..................................
   PaineWebber Incorporated...........................................
   Prudential Securities Incorporated.................................
                                                                       ---------
     Total............................................................ 2,000,000
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not in
excess of $     per share, of which $     may be reallowed to other dealers.
After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company or the Selling Stockholders as set forth on the cover page of this Prospectus.

  The Company and a Selling Stockholder have granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock in the aggregate, at the same price per share as the Company and the Selling Stockholders will receive for the 2,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,000,000 shares offered hereby. If purchased, the additional shares will be sold by the Underwriters on the same terms as those on which the 2,000,000 shares are being sold.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act").

  Robertson, Stephens & Company LLC and PaineWebber Incorporated acted as co-managers for the IPO in March 1995 and for the Secondary Offering in August 1995.

  Pursuant to the terms of lock-up agreements, all executive officers, directors, Selling Stockholders and certain holders of the Company's Common Stock have agreed with the Representatives that, until 90 days after the date of this Prospectus, they will not offer to sell, contract to sell or otherwise sell, dispose of or grant any rights with respect to any shares of Common Stock, any options pursuant to the Company's stock plans to purchase shares of Common Stock or any securities convertible or exchangeable for shares of Common Stock, now owned or hereafter acquired directly by such holders or with respect to which they have the power of disposition, other than with the prior written consent of Robertson, Stephens & Company LLC, which may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. The Company has also agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or any options to purchase Common Stock other than options issued under the Company's stock plans until 90 days after the date of this Prospectus, except with the prior written consent of Robertson, Stephens & Company LLC.

  The rules of the Commission generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter or other members of the selling group, if any, to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Company's Common Stock during the cooling-off period.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Wilson, Sonsini, Goodrich & Rosati, P.C., Palo Alto, California. As of the date of this Prospectus, a member of Brobeck, Phleger & Harrison LLP, and family members thereof beneficially owned an aggregate of approximately 25,000 shares of the Company's Common Stock.

                                    EXPERTS

  The consolidated financial statements of P-COM, Inc. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  Additional information regarding the Company and the shares offered hereby are contained in the Registration Statement on Form S-3 and the exhibits thereto (the "Registration Statement") filed with the Commission under the Act. Statements made in this Prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and each such statement shall be deemed qualified in its entirety by reference thereto. Copies of the Registration Statement may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge, at the office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                                  P-COM, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Accountants........................................ F-2
Consolidated Balance Sheets at December 31, 1994 and 1995 and March 31,
1996 (unaudited)......................................................... F-3
Consolidated Statements of Operations for the years ended December 31,
 1993, 1994 and 1995 and for the three months ended March 31, 1995 and
 1996 (unaudited)........................................................ F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1993, 1994 and 1995 and for the three months ended March
 31, 1995 and 1996 (unaudited)........................................... F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1993, 1994 and 1995 and for the three months ended March 31, 1995 and
 1996 (unaudited)........................................................ F-6
Notes to Consolidated Financial Statements............................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of P-COM, Inc.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of P-COM, Inc. and its subsidiary at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

San Jose, California
January 25, 1996

                                  P-COM, INC.

                          CONSOLIDATED BALANCE SHEETS
                (In thousands, except share and per share data)

                                                   DECEMBER 31,
                                                 ------------------   MARCH 31,
                                                   1994      1995       1996
                                                 --------  --------  -----------
                                                                     (Unaudited)
                    ASSETS
Current assets:
  Cash and cash equivalents....................  $  1,294  $  7,655   $  5,433
  Accounts receivable, net of allowance for
     doubtful
     accounts of $25, $35 and $75..............     4,569    19,896     18,208
  Inventory....................................     1,894    15,363     16,304
  Prepaid expenses.............................        47     3,690     11,105
                                                 --------  --------   --------
    Total current assets.......................     7,804    46,604     51,050
Property and equipment, net....................     1,600     7,304      8,783
Other assets...................................        81       112      1,676
                                                 --------  --------   --------
                                                 $  9,485  $ 54,020   $ 61,509
                                                 ========  ========   ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................  $  2,573  $ 10,689   $ 15,695
  Accrued employee benefits....................       748       760        634
  Other accrued liabilities....................       631       821      1,596
  Notes payable to bank........................     2,610       --          --
  Current portion of capital lease obligations.       486       --          --
                                                 --------  --------   --------
    Total current liabilities..................     7,048    12,270     17,925
Capital lease obligations, less current
portion........................................       743       --         --
                                                 --------  --------   --------
    Total liabilities..........................     7,791    12,270     17,925
                                                 --------  --------   --------
Commitments (Note 7)
Stockholders' equity:
  Preferred stock, $0.0001 par value, 2,000,000
     shares authorized, no shares outstanding..
  Series A Convertible Preferred Stock, $.0001
     par value; 12,400,000 shares authorized,
     4,000,010 shares issued and outstanding at
     December 31, 1994; no shares authorized,
     issued and outstanding at December 31,
     1995......................................         1       --         --
  Series B Convertible Preferred Stock, $.0001
     par value; 12,000,000 shares authorized,
     3,936,448 shares issued and outstanding at
     December 31, 1994; no shares authorized,
     issued and outstanding at December 31,
     1995......................................         *       --         --
  Series C Convertible Preferred Stock, $.0001
     par value; 5,100,000 shares authorized,
     1,666,714 shares issued and outstanding at
     December 31, 1994; no shares authorized,
     issued and outstanding at December 31,
     1995......................................         *       --         --
  Common Stock, $.0001 par value; 30,000,000
     shares authorized; 1,742,436 and
     16,582,924 shares issued and outstanding
     at December 31, 1994 and 1995,
     respectively, and 16,791,129 at March 31,
     1996......................................         *         2          2
  Additional paid-in capital...................    17,215    54,685     55,161
  Accumulated deficit..........................   (15,522)  (12,937)   (11,579)
                                                 --------  --------   --------
    Total stockholders' equity.................     1,694    41,750     43,584
                                                 --------  --------   --------
                                                 $  9,485  $ 54,020    $61,509
                                                 ========  ========   ========

- --------
* Appears as zero due to rounding.

   The accompanying notes are an integral part of these financial statements.

                                  P-COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                                           THREE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,           MARCH 31,
                              -------------------------  -----------------------
                               1993     1994     1995       1995        1996
                              -------  -------  -------  ----------- -----------
                                                         (Unaudited) (Unaudited)
Sales.......................  $   738  $ 9,238  $42,805    $ 4,346     $17,552
Cost of sales...............      730    5,509   24,573      2,592      10,425
                              -------  -------  -------    -------     -------
                                    8    3,729   18,232      1,754       7,127
                              -------  -------  -------    -------     -------
Operating expenses:
  Research and development..    4,782    6,872   10,645      2,021       3,599
  Selling and marketing.....      906    1,947    3,321        637       1,185
  General and
administrative..............      718    1,483    1,856        351         839
                              -------  -------  -------    -------     -------
    Total operating
expenses....................    6,406   10,302   15,822      3,009       5,623
                              -------  -------  -------    -------     -------
Income (loss) from
operations..................   (6,398)  (6,573)   2,410     (1,255)      1,504
Interest and other income,
net.........................       36       62      614         91           5
Interest expense............      (24)    (169)    (301)      (148)        --
                              -------  -------  -------    -------     -------
Income (loss) before income
taxes.......................   (6,386)  (6,680)   2,723     (1,312)      1,509
Provision for income taxes..      --       --       138        --          151
                              -------  -------  -------    -------     -------
Net income (loss)...........  $(6,386) $(6,680) $ 2,585    $(1,312)    $ 1,358
                              =======  =======  =======    =======     =======
Net income (loss) per share.           $ (0.59) $  0.16    $ (0.10)    $  0.08
                                       =======  =======    =======     =======
Weighted average common and
common
 equivalent shares (Note 1).            11,376   16,246     12,618      17,567
                                       =======  =======    =======     =======



   The accompanying notes are an integral part of these financial statements.

                                  P-COM, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (In thousands, except share data)

                          SERIES A, B AND C
                           PREFERRED STOCK     COMMON STOCK    ADDITIONAL
                          ------------------ -----------------  PAID-IN   ACCUMULATED
                            SHARES    AMOUNT   SHARES   AMOUNT  CAPITAL     DEFICIT
                          ----------  ------ ---------- ------ ---------- -----------
Balance at December 31,
1992....................   4,000,010   $  1   1,359,988  $--    $ 4,504    $ (2,456)
Issuance of Common Stock
 upon exercise of stock
 options................         --     --      210,012   --         11         --
Issuance of Common Stock
 in exchange for
 services...............         --     --       10,002   --          8         --
Issuance of Series B
 Preferred Stock at
 $1.95 per share for
 cash...................   3,936,448    --          --    --      7,676         --
Net loss................         --     --          --    --        --       (6,386)
                          ----------   ----  ----------  ----   -------    --------
Balance at December 31,
1993....................   7,936,485      1   1,580,002   --     12,199      (8,842)
Issuance of Common Stock
 upon exercise of stock
 options, net of
 repurchases............         --     --      145,378   --         23         --
Issuance of Common Stock
 in exchange for
 services...............         --     --       17,056   --         26         --
Issuance of Series C
 Preferred Stock at
 $3.00 per share for
 cash, net of issuance
 costs..................   1,666,714    --          --    --      4,967         --
Net loss................         --     --          --    --        --       (6,680)
                          ----------   ----  ----------  ----   -------    --------
Balance at December 31,
1994....................   9,603,172      1   1,742,436   --     17,215     (15,522)
Issuance of Common Stock
 in public stock
 offerings, net of
 issuance cost..........         --     --    4,630,000     1    36,950         --
Conversion of Preferred
 Stock into Common Stock
 upon initial public
 offering...............  (9,603,172)    (1)  9,603,172     1       --          --
Issuance of Common Stock
 upon exercise of stock
 options and warrants,
 net of repurchases.....         --     --      472,730   --         71         --
Issuance of Common Stock
 upon exercise of
 warrants...............         --     --      108,652   --        --          --
Issuance of options and
 warrants in exchange
 for services...........         --     --          --    --        284         --
Issuance of Common Stock
 under employee stock
 purchase plan..........         --     --       25,934   --        165         --
Net income..............         --     --          --    --        --        2,585
                          ----------   ----  ----------  ----   -------    --------
Balance at December 31,
1995....................         --     --   16,582,924     2    54,685     (12,937)
Issuance of Common Stock
 upon exercise of stock
 options (unaudited)....         --     --      167,078   --        181         --
Issuance of Common Stock
 under employee stock
 purchase plan
 (unaudited)............         --     --       41,127   --        295         --
Net income (unaudited)..         --     --          --    --        --        1,358
                          ----------   ----  ----------  ----   -------    --------
Balance at March 31,
1996 (unaudited)........         --    $--   16,791,129  $  2   $55,161    $(11,579)
                          ==========   ====  ==========  ====   =======    ========

   The accompanying notes are an integral part of these financial statements.

                                  P-COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (In thousands, except share data)

                                                           THREE MONTHS ENDED
                             YEAR ENDED DECEMBER 31,            MARCH 31,
                             --------------------------  -----------------------
                              1993     1994      1995       1995        1996
                             -------  -------  --------  ----------- -----------
                                                         (Unaudited) (Unaudited)
Cash flows from operating
activities:
  Net income (loss)........  $(6,386) $(6,680) $  2,585    $(1,312)    $1,358
  Adjustments to reconcile
     net income (loss) to
     net cash used in
     operating activities..
    Depreciation...........      234      510     1,081        198        284
    Non-cash charges.......        8       26       284        284        --
    Change in assets and
liabilities:
      Accounts receivable..     (690)  (3,879)  (15,327)      (519)     1,688
      Inventory............     (196)  (1,662)  (13,469)    (1,736)      (941)
      Prepaid expenses.....       (7)     (33)   (3,643)      (155)    (7,415)
      Other assets.........      (64)     (11)      (31)        36     (1,564)
      Accounts payable.....      836    1,619     8,116      1,154      5,006
      Accrued employee
benefits...................      150      430        12       (163)      (126)
      Other accrued
liabilities................      111      520       190        386        775
                             -------  -------  --------    -------     ------
        Net cash used in
               operating
               activities..   (6,004)  (9,160)  (20,202)    (1,827)      (935)
                             -------  -------  --------    -------     ------
Cash flows from investing
activities:
  Acquisition of property
and equipment..............     (167)    (209)   (6,785)      (840)    (1,763)
  Short-term investments
proceeds...................    1,000      --        --         --         --
                             -------  -------  --------    -------     ------
        Net cash (used in)
               provided by
               investing
               activities..      833     (209)   (6,785)      (840)    (1,763)
                             -------  -------  --------    -------     ------
Cash flows from financing
activities:
  Payments on capitalized
lease obligations..........     (114)    (497)   (1,341)    (1,315)       --
  Proceeds from notes
payable....................      --     2,610       --         --         --
  Payments of notes
payable....................      --       --     (2,610)    (2,610)       --
  Net proceeds from
issuance of stock..........    7,687    4,990    37,187     25,987        476
  Proceeds from sale-lease
back.......................      148      --        112        112        --
                             -------  -------  --------    -------     ------
        Net cash provided
               by financing
               activities..    7,721    7,103    33,348     22,174        476
                             -------  -------  --------    -------     ------
Net increase (decrease) in
 cash and cash equivalents.    2,550   (2,266)    6,361     19,507     (2,222)
Cash and cash equivalents
 at the beginning of the
 period....................    1,010    3,560     1,294      1,294      7,655
                             -------  -------  --------    -------     ------
Cash and cash equivalents
at the end of the period...  $ 3,560  $ 1,294  $  7,655    $20,801     $5,433
                             =======  =======  ========    =======     ======
SUPPLEMENTAL CASH FLOW
DISCLOSURES:
  Cash paid for interest...  $    24  $    69  $    101    $    68     $    1
                             =======  =======  ========    =======     ======
  Equipment acquired under
     capital lease
     obligations...........  $   675  $   932  $    --     $   --      $  --
                             =======  =======  ========    =======     ======
  Stock issued in exchange
for services...............  $     8  $    26  $    --     $   --      $  --
                             =======  =======  ========    =======     ======
  Stock options and
warrants issued for
services...................  $   --   $   --   $    284    $   284     $  --
                             =======  =======  ========    =======     ======

   The accompanying notes are an integral part of these financial statements.

                                  P-COM, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

  P-COM, Inc. (the Company), incorporated in Delaware on August 23, 1991, designs, manufactures and markets short-haul millimeter wave radio systems for use in the worldwide wireless telecommunications market. The Company also markets diagnostic, maintenance and system configuration software tools that are complementary to its radio systems. The Company's systems are sold internationally through strategic partners, system providers, OEMs, and distributors as well as directly to end users, and domestically primarily through its direct sales force. Until the quarter ended December 1993, the Company was in the development stage and devoted substantially all its efforts to raising capital, recruiting personnel and developing a market for its products.

  On January 11, 1995, the Company effected a 1-for-3 reverse stock split. On October 27, 1995, the Company effected a 2-for-1 forward stock split. All shares and per share amounts have been adjusted retroactively to reflect these stock splits. All outstanding shares of Preferred Stock were converted into Common Stock at the closing of the Company's initial public offering of Common Stock (the "Offering") on March 9, 1995.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following is a summary of the Company's significant accounting policies:

 Management's Use of Estimates and Assumptions

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

 Principles of consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

 Cash, cash equivalents

  The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

 Revenue recognition

  Revenue from product sales is recognized upon shipment of the product provided no significant obligations remain and collectibility is probable. Provisions for estimated warranty repairs, returns and allowances are recorded at the time products are shipped.

 Inventory

  Inventory is stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

                                  P-COM, INC.

 Property and equipment

  Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized using the straight-line method based upon the shorter of the estimated useful lives or the lease term of the respective assets.

 Software development costs

  Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility are capitalized, if material. To date, all software development costs incurred subsequent to the establishment of technological feasibility have been immaterial.

 Income taxes

  The Company accounts for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts.

 Concentration of credit risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, and trade accounts receivable. The Company places its cash and cash equivalents in a variety of financial instruments such as market rate accounts and U.S. Government agency debt securities. The Company, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer.

  To date, the Company has sold most of its products in international markets. Sales to three customers have been denominated in British pounds and at December 31, 1994 and 1995 amounts due from these customers represented 48% and 35%, respectively, of accounts receivable. Any gains and/or losses incurred on the settlement of these receivables are included in the financial statements as they occur and have been immaterial to date. As of December 31, 1994 and 1995, the balance due in British pounds was (Pounds)1,404,000 and (Pounds)4,300,000, respectively, and was translated at $1.57 per British pound. The Company intends to bill its customers in U.S. dollars whenever possible. The Company has not entered into any currency hedging transactions to date, however, in the future, the Company may hedge these transactions.

  The Company extends credit terms to international customers of up to 120 days, which is consistent with local business practices. The Company performs on-going credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

  At December 31, 1994 and 1995, approximately 77% and 62%, respectively, of trade accounts receivable represents amounts due from four customers.

 Net income (loss) per share

  Net income (loss) per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of Convertible Preferred Stock (using the if converted method) and stock options and warrants (using the treasury stock method). Common equivalent shares from stock options and warrants are excluded from the computation if their effect

                                  P-COM, INC.

is antidilutive, except that, pursuant to the Securities and Exchange Commission Staff Accounting Bulletin, common and common equivalent shares issued from January 1, 1994 through the closing of the Company's initial public offering on March 9, 1995 have been included in the computation using the treasury stock method as if they were outstanding for all periods prior to the initial public offering. Furthermore, in accordance with staff policy, common equivalent shares from Convertible Preferred Stock that converted into Common Stock upon the closing of the initial public offering are included using the if converted method.

 Interim Results (Unaudited)

  The accompanying balance sheet at March 31, 1996 and the statements of operations and of cash flows for the three months ended March 31, 1995 and 1996 and the statement of stockholders' equity for the three months ended March 31, 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The data disclosed in these Notes to the Financial Statements for these periods is unaudited.

NOTE 2 -- BALANCE SHEET COMPONENTS:

                          DECEMBER 31,
                         ---------------  MARCH 31,
                          1994    1995      1996
                         ------  -------  ---------
                              (In thousands)
Inventory:
  Raw materials......... $  851  $ 6,613   $ 3,820
  Work-in-process.......    710    6,418     8,892
  Finished goods........    333    2,332     3,592
                         ------  -------   -------
                         $1,894  $15,363   $16,304
                         ======  =======   =======
Property and equipment:
  Tooling and test
equipment............... $1,685  $ 5,818   $ 7,906
  Computer equipment....    440    1,266     1,408
  Furniture and
fixtures................    221      979     1,383
  Construction-in-
process.................    --     1,068       197
                         ------  -------   -------
                          2,346    9,131    10,894
  Less -- accumulated
depreciation and
amortization............   (746)  (1,827)   (2,111)
                         ------  -------   -------
                         $1,600  $ 7,304   $ 8,783
                         ======  =======   =======

NOTE 3 -- CAPITAL STOCK:

 Preferred Stock

  Under the Company's Restated Certificate of Incorporation, the Company is authorized to issue 2,000,000 shares of Preferred Stock, par value $0.0001 per share. The Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series.

 Common Stock

  During 1993 and 1994, the Company issued 10,002 and 17,056 shares, respectively, of Common Stock with fair market values ranging from $0.11 to $1.88 per share to certain vendors in exchange for services rendered. The fair value of the shares issued has been recorded in the Company's financial statements.

                                  P-COM, INC.

  In March 1995, the Company received net proceeds of $26.1 million from the sale of 3,910,000 shares of Common Stock in the Offering, which was declared effective by the SEC on March 2, 1995. In September 1995, the Company received net proceeds of $10.8 million from the sale of 720,000 shares of Common Stock in a follow-on public offering. Earnings per share for the year ended December 31, 1995 reflects the shares issued on a weighted average computation from the date of their issuance and therefore does not include the full dilutive effect of these shares.

NOTE 4 -- EMPLOYEE BENEFIT PLANS:

 Stock Option Plans

  On January 11, 1995, the Company's Board of Directors adopted the 1995 Stock Option/Stock Issuance Plan (the "1995 Plan") as a successor to its 1992 Stock Option Plan (the "1992 Plan"). The 1995 Plan was approved by stockholders in February 1995. In addition to the 2,000,000 shares of Common Stock authorized for issuance under the 1992 Plan, the 1995 Plan authorizes the Board of Directors to issue an additional 320,000 shares of Common Stock. As of January 11, 1995, no further option grants or stock issuances may be made under the 1992 Plan, and all option grants and stock issuances made during the remainder of 1995 were made under the 1995 Plan. All outstanding options under the 1992 Plan were incorporated into the 1995 Plan.

  Options granted under the 1992 plan are generally exercisable for a period not to exceed ten years, and generally must be issued with exercise prices not less than 100% and 85%, for incentive and non-qualified stock options, respectively, of the estimated fair market value of the Common Stock as determined by the Board of Directors on the date of grant. Options granted under the 1992 Plan are exercisable immediately upon grant. Options granted under the 1992 Plan generally vest 25% on the first anniversary from the date of grant, and ratably each month over the remaining thirty-six month period. Unvested shares purchased through the exercise of stock options are subject to repurchase by the Company.

  The 1995 Plan contains three equity incentive programs: a Discretionary Option Grant Program, a Stock Issuance Program for officers and employees of the Company and independent consultants and advisors to the Company and an Automatic Option Grant Program for non-employee members of the Company's Board of Directors.

  Options under the Discretionary Option Grant Program may be granted at not less than 85% of the fair market value per share of Common Stock on the grant date with exercise periods not to exceed ten years. The Plan Administrator is authorized to issue tandem stock appreciation rights and limited stock appreciation rights in connection with the option grants.

  The Stock Issuance Program provides for the sale of Common Stock at a price not less than 85% of fair market value. Shares may also be issued solely for services. The administrator has discretion as to vesting provisions, including accelerations, and may institute a loan program to assist participants with financing stock purchases. The program also provides certain alternatives to satisfy tax liabilities incurred by participants in connection with the program.

  Under the Automatic Option Grant Program, participants will automatically receive an option to purchase 16,666 shares of Common Stock upon initially joining the Board of Directors and will receive an additional automatic grant each year at each annual stockholders' meeting for 1,332 shares. Each option will have an exercise price per share equal to 100% of the fair market value of the Common Stock on the grant date. The shares subject to the initial 16,666 share option will vest in three equal annual installments over the optionee's period of Board service, with the first such installment to vest upon the completion of one year of Board service measured from the option grant date. The shares subject to each annual 1,332 share option will vest upon the optionee's completion of one year of Board service from the date of grant.

                                  P-COM, INC.

  The following table summarizes stock option activity under the Company's 1992 and 1995 Plans.

                                                        OPTIONS       OPTION
                                                      OUTSTANDING   PRICE ($)
                                                      ----------- --------------
      Balance at December 31, 1992...................    510,666   .015 -   .105
      Options granted................................    601,112   .105 -   .450
      Options exercised..............................   (210,012)  .015 -   .105
      Options canceled...............................    (39,000)  .015 -   .450
                                                       ---------  --------------
      Balance at December 31, 1993...................    862,766   .015 -   .450
      Options exercised..............................   (143,336)  .015 -   .195
      Options granted................................    316,366   .900 -  2.775
      Options canceled...............................    (18,334)  .195 -  2.775
                                                       ---------  --------------
      Balance at December 31, 1994...................  1,017,462   .015 -  1.875
      Options exercised..............................   (316,292)  .105 -  1.875
      Options granted................................    871,022  3.600 - 19.500
      Options canceled...............................   (132,738)  .105 - 13.125
      Options expired................................    (21,355)  .105 - 13.125
                                                       ---------  --------------
      Balance at December 31, 1995...................  1,418,099   .015 - 19.500
      Options exercised (unaudited)..................   (155,080)  .105 -  8.625
      Options granted (unaudited)....................    306,900  14.00 -  20.25
      Options canceled (unaudited)...................     (8,595)  3.60 -  17.25
                                                       ---------  --------------
      Balance at March 31, 1996 (unaudited)..........  1,561,324   .015 -  20.25
                                                       =========  ==============

 Employee Stock Purchase Plan

  On January 11, 1995 the Company's Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan"), which was approved by stockholders in February 1995. The Purchase Plan permits eligible employees to purchase Common Stock at a discount through payroll deductions during successive offering periods with a maximum duration of 24 months. Each offering period shall be divided into consecutive semi-annual purchase periods. The price at which the Common Stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the offering period or the last day of the purchase period, whichever is lower. The initial offering period commenced on the effectiveness of the Offering. A total of 200,000 shares of Common Stock has been reserved for issuance under the Purchase Plan. Awards and terms are established by the Company's Board of Directors. The Purchase Plan may be canceled at any time at the discretion of the Company's Board of Directors prior to its expiration in December 2004. Through December 31, 1995, employees have purchased 25,934 shares of Common Stock under the Purchase Plan.

NOTE 5 -- INCOME TAXES:

  The provision for income taxes for the year ended December 31, 1995 and the three months ended March 31, 1996 consists principally of currently payable federal income taxes due to alternative minimum tax requirements and state income taxes.

  No provision for income taxes was recorded in 1994 or 1993 as the Company incurred net losses in those periods.

  At December 31, 1995, the Company had federal net operating loss carryforwards of approximately $9,160,000 which may be utilized to reduce future taxable income through the year 2010, subject to certain limitations. Under the Tax Reform Act of 1986, the amounts of and benefit from net operating losses that can be carried forward may be impaired or limited in certain circumstances. Events which may cause changes in

                                  P-COM, INC.

the amounts of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative stock ownership change of more than 50% over a three-year period. In April 1992, an ownership change occurred, but did not affect the loss carryforwards as the annual limitation exceeded the carryforward as of the date of change.

  Deferred income taxes reflect the tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1994    1995
                                                                 ------  ------
      Net operating loss carryforwards.......................... $4,280  $3,146
      Credit carryforwards......................................  1,250   1,364
      Research and development expenses
       capitalized for tax purposes.............................    615     482
      Organization costs........................................    609     429
      Reserves and other........................................    187     494
                                                                 ------  ------
                                                                  6,941   5,915
      Valuation allowance....................................... (6,941) (5,915)
                                                                 ------  ------
                                                                 $  --   $  --
                                                                 ======  ======

  A valuation allowance has been established for the Company's deferred tax assets since realization of such assets is uncertain.

NOTE 6 -- COMMITMENTS:

 Lease obligations

  The Company leases its facilities under non-cancelable operating leases. The leases require the Company to pay taxes, maintenance and repair costs. Future minimum lease payments under the Company's operating leases at December 31, 1995 are as follows (in thousands):

                             YEAR
                            ENDING
                           DECEMBER
                             31,
                           --------
            1996.................................. $  796
            1997..................................    798
            1998..................................    802
            1999..................................    840
            Thereafter............................  1,106
                                                   ------
            Total minimum payments................ $4,342
                                                   ======

  Rent expense for all operating leases was approximately $93,000, $222,000 and $467,000 in 1993, 1994, and 1995, respectively.

NOTE 7 -- BORROWING ARRANGEMENTS:

  The Company's line of credit agreement with a bank as amended on October 23, 1995, provides for borrowings up to $10,000,000. Borrowings are based on 80% of eligible domestic accounts receivable and on 75% of eligible foreign accounts receivable. Borrowings under the line are unsecured and bear interest at the

                                  P-COM, INC.

bank's prime rate. The agreement requires the Company to comply with certain financial covenants, including the maintenance of specified minimum ratios. The Company was in compliance with respect to these covenants through December 31, 1995. The line expires in October, 1996.

NOTE 8 -- GEOGRAPHIC SALES AND MAJOR CUSTOMERS:

  The following is a summary of the Company's sales by geographic area:

                                   YEAR ENDED DECEMBER 31,
                                   -----------------------       THREE MONTHS ENDED
                                    1993      1994      1995       MARCH 31, 1996
                                   -------   -------   -------   ------------------
      Europe......................     100%       60%       70%          64%
      Central and South America...     --         24         1          --
      North America...............     --         16        29           28%
      Pacific Rim.................     --        --        --             8%
                                   -------   -------   -------          ---
                                       100%      100%      100%         100%
                                   =======   =======   =======          ===

  The following table summarizes the percentage of sales accounted for by the Company's significant customers with sales of 10% or more:

                  YEAR ENDED DECEMBER 31,
                  -----------------------       THREE MONTHS ENDED
                   1993      1994      1995       MARCH 31, 1996
                  -------   -------   -------   ------------------
      Customer A       66%      --        --           --
      Customer B      --        --         24%          10%
      Customer C       25%       11%      --           --
      Customer D      --         24%      --           --
      Customer E      --         12%      --           --
      Customer F      --         15%       22%          15%
      Customer G      --        --         12%          26%
      Customer H      --        --         22%         --
      Customer I      --        --        --            17%

NOTE 9 -- SUBSEQUENT EVENT (UNAUDITED):

  On April 30, 1996, the Company acquired a 51% interest in Geritel S.p.A ("Geritel") a Tortona, Italy based manufacturer of telecommunications equipment, with additional operations in France. Pursuant to the acquisition agreement, the Company made an initial cash payment of $1.0 million at the closing, and will pay an additional $1.3 million over the four quarters following the acquisition. In connection with this transaction, the Company was also granted a two-year option to acquire an additional 16% of Geritel on terms specified in the acquisition agreement. Geritel develops, sells and installs microwave transmission systems and owns mountain top sites for antenna locations. The Company will account for the stock acquisition through the purchase method of accounting and the results of operations of Geritel will be included in the Company's consolidated results for all periods subsequent to the date of acquisition. The Company does not expect to incur a significant non-recurring charge in connection with such acquisition and therefore does not expect the acquisition to have a material adverse effect upon the Company's results of operations for fiscal 1996.

                                    [LOGO]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates, except the SEC registration fee, the Nasdaq National Market Listing fee and the NASD Filing fee.

                                                                       AMOUNT TO
                                                                        BE PAID
                                                                       ---------
      SEC Registration fee............................................ $ 18,737
      Nasdaq National Market Listing fee..............................   17,500
      NASD Filing fee.................................................    5,273
      Printing and engraving..........................................  100,000
      Legal fees and expenses.........................................  250,000
      Accounting fees and expenses....................................   40,000
      Blue sky fees and expenses......................................   10,000
      Registrar and transfer agent fees...............................    5,000
      Officers and Directors liability insurance......................  250,000
      Miscellaneous...................................................   28,489
                                                                       --------
          Total....................................................... $725,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article VII of the Registrant's Bylaws provides for mandatory indemnification of its directors and permissible indemnification of its officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has entered into Indemnification Agreements with its officers and directors which are intended to provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, and Section 1.10 of the Restated Investor Rights Agreement contained in Exhibit 4.3 incorporated by reference herein, each of which contain provisions indemnifying officers and directors of the Registrant against certain liabilities. Reference is also made to the Underwriting Agreements entered into in connection with the Company's first two public offerings indemnifying officers and directors of the Company and other persons against certain liabilities, including those arising under the Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  NUMBER                               DESCRIPTION
 --------                              -----------
  +1.1    Form of Underwriting Agreement (draft subject to negotiation).
  +2.1    Agreement dated April 15, 1996, by and among the Company, Mr.
          Giovanni Marciano and certain other parties named thereunder.
   4.1(1) Form of Common Stock Certificate.
   4.3(1) Restated Investor Rights Agreement dated January 11, 1995, by and among the Company and the parties thereto.
   4.4(1) Form of Warrant to Purchase Common Stock of the Company, forms of
          Letter Agreements amending Warrant to Purchase Common Stock and list of holders thereof.

  NUMBER                               DESCRIPTION
 --------                              -----------
   4.5(1) Warrant Purchase Agreement dated November 9, 1992, by and between the
          Company and Dominion Ventures, Inc. ("Dominion"); Series A Preferred
          Stock Warrant dated January 8, 1992 issued to Dominion.
   4.6(1) Warrant Purchase Agreement dated June 23, 1993 by and between the
          Company and Dominion; Series B Preferred Stock Warrant dated June 23,
          1993 issued to Dominion.
   4.7(1) Letter Agreement dated June 23, 1993, by and between the Company and
          Dominion.
   4.8(1) Series C Preferred Stock Warrant dated January 10, 1995, issued to
          Applied Telecommunication Technologies, Inc.
   4.9(2) Amendment and Consent dated as of July 28, 1995, by and among the
          Company and the parties thereto.
  +4.10   Second Amendment and Consent dated as of April 15, 1996 by and among the Company and the parties thereto.
   5.1    Opinion of Brobeck, Phleger & Harrison LLP.
  23.1    Consent of Price Waterhouse LLP, Independent Accountants.
  23.2    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
 +24.1    Power of Attorney (see page II-3).

- --------

  + Previously filed.

(1) Incorporated by reference to identically numbered exhibits included in the Company's Registration Statement on Form S-1 (File No. 33-88492) declared effective with the Securities and Exchange Commission on March 2, 1995.

(2) Incorporated by reference to an identically numbered exhibit included in the Company's Registration Statement on Form S-1 (File No. 33-95392) declared effective with the Securities and Exchange Commission on August 17, 1995.

ITEM 17. UNDERTAKING

  The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Registrant, Indemnification Agreements entered into between the Registrant and its officers and directors, the Underwriting Agreements, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Campbell, State of California on this 16th day of May, 1996.

                                       P-COM, Inc.

                                               /s/ Michael Sophie
                                          By: _________________________________

                                                (Michael Sophie)

                                            Chief Financial Officer, Vice
                                        President, Financeand Administration
                                                 and Controller

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

        SIGNATURE                        TITLE                     DATE
        ---------                        -----                     ----
 /s/ George P. Roberts*   Chairman of the Board, President,    May 16, 1996
 -----------------------  Chief Executive Officer and Director
                          (Principal Executive Officer)
   (George P. Roberts)
   /s/ Michael Sophie     Chief Financial Officer,             May 16, 1996
 -----------------------  Vice President, Finance and
                          Administration and Controller
                          (Principal Accounting and
                          Financial Officer)
    (Michael Sophie)
     /s/ Gill Cogan*                    Director               May 16, 1996
 -----------------------
      (Gill Cogan)
                                        Director               May 16, 1996
 -----------------------
    (John A. Hawkins)
 /s/ M. Bernard Puckett*                Director               May 16, 1996
 -----------------------
  (M. Bernard Puckett)
 /s/ Michael C. Brooks*                 Director               May 16, 1996
 -----------------------
   (Michael C. Brooks)

        /s/ Michael Sophie

*By:____________________________

          Michael Sophie

         Attorney-in-Fact

  NUMBER                               DESCRIPTION
 --------                              -----------
  +1.1    Form of Underwriting Agreement (draft subject to negotiation).
  +2.1    Agreement dated April 15, 1996, by and among the Company, Mr.
          Giovanni Marciano and certain other parties named thereunder.
   4.1(1) Form of Common Stock Certificate.
   4.3(1) Restated Investor Rights Agreement dated January 11, 1995, by and among the Company and the parties thereto.
   4.4(1) Form of Warrant to Purchase Common Stock of the Company, forms of
          Letter Agreements amending Warrant to Purchase Common Stock and list of holders thereof.
   4.5(1) Warrant Purchase Agreement dated November 9, 1992, by and between the
          Company and Dominion Ventures, Inc. ("Dominion"); Series A Preferred
          Stock Warrant dated January 8, 1992 issued to Dominion.
   4.6(1) Warrant Purchase Agreement dated June 23, 1993 by and between the
          Company and Dominion; Series B Preferred Stock Warrant dated June 23,
          1993 issued to Dominion.
   4.7(1) Letter Agreement dated June 23, 1993, by and between the Company and
          Dominion.
   4.8(1) Series C Preferred Stock Warrant dated January 10, 1995, issued to
          Applied Telecommunication Technologies, Inc.
   4.9(2) Amendment and Consent dated as of July 28, 1995, by and among the
          Company and the parties thereto.
  +4.10   Second Amendment and Consent dated as of April 15, 1996 by and among the Company and the parties thereto.
   5.1    Opinion of Brobeck, Phleger & Harrison LLP.
  23.1    Consent of Price Waterhouse LLP, Independent Accountants.
  23.2    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1).
 +24.1    Power of Attorney (see page II-3).


  + Previously filed.

(1) Incorporated by reference to identically numbered exhibits included in the Company's Registration Statement on Form S-1 (File No. 33-88492) declared effective with the Securities and Exchange Commission on March 2, 1995.

(2) Incorporated by reference to an identically numbered exhibit included in the Company's Registration Statement on Form S-1 (File No. 33-95392) declared effective with the Securities and Exchange Commission on August 17, 1995.